Exhibit 99.2

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

EXCLUSIVELY DIGITALLY

ON APRIL 26, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

TABLE OF CONTENTS

I.Information on matters subject to resolution3

II.Comments from Officers (Section 2 – CVM Resolution No. 80/22)11

III.Capital Budget66

IV.Exhibit A of CVM Resolution No. 81/2268

V.Management (Section 7.3 – CVM Resolution No. 80/22)75

VI.Management Compensation (Section 8 – CVM Resolution No. 80/22)81

VII.Details of the Bylaws’ amendments’ origin and justifications, analyzing its legal and economic effects (Section 12 – CVM Resolution No. 81/22)150

VIII.Highlight of the amendments made to the Bylaws and Consolidated Bylaws (Section 12 - CVM Resolution No. 81/22)151

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law No. 6,404, of December 15, 1976, (“Brazilian Corporations Law”) and CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

I.	Information on matters subject to resolution

Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposals to be subject of resolution at the Annual General Meeting (“ASM”) and Extraordinary General Meeting (“ESM”), to be held cumulatively on April 26, 2023, at 10:00 a.m., exclusively digitally pursuant to RCVM 81/22.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Exhibites.

(1) Examine the management accounts for the fiscal year ended December 31, 2022 and to examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2022, and to review the management report for said fiscal year.

The Management Report and the individual and consolidated Financial Statements of the Company and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2022 (“2022FS”), accompanied by the independent auditor’s report, the opinion of the Fiscal Council and the opinion of the Audit Committee are available on the Company’s website www.suzano.com.br/ri, the Brazilian Securities and Exchange Commission (“CVM”) www.cvm.gov.br and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) www.b3.com.br.

The individual and consolidated Financial Statements and the Company’s Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors, with favorable statements from the Audit Committee at a meeting held on February 28, 2023, and from the Fiscal Council at a meeting started on February 14, 2023 and ended on February 28, 2023. The aforementioned statements are available at the same electronic addresses referred to herein.

Other information and the managers’ comments on the Company’s financial situation in compliance with Section 2 of the Reference Form and with RCVM 81/22 are included in this Proposal under the terms of Exhibit II.

(2) Resolve on the Company’s capital budget for the fiscal year ending December 31, 2023;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

In order to meet the Company’s investment plan in 2023, the Company’s management proposes the approval of the Company’s capital budget for the fiscal year ending December 31, 2023, as detailed in Exhibit III to this Proposal, pursuant to Section 196 of the Brazilian Corporations Law.

Further information is contained in this Proposal pursuant to Exhibit III.

(3) Resolve on the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends.

In the fiscal year ended December 31, 2022, as evidenced in the Company’s Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, a net income of twenty-three billion, three hundred and eighty-one million, six hundred and sixteen thousand, eight hundred and thirty-three reais and seventy-four cents (BRL 23,381,616,833.74) was accrued.

The Company’s Management proposes to allocate the net income for the year ended December 31, 2022, pursuant to the resolution of the Board of Directors’ Meeting held on March 23, 2023, being attributed: (i) to the Legal Reserve, the amount of one billion, one hundred and sixty-nine million, eighty thousand, eight hundred and forty-one reais and sixty-nine cents (BRL 1,169,080,841.69), pursuant to paragraphs 1 and 2 of Section 193 of the Brazilian Corporations Law; and (ii) to the Tax Incentives Reserve, the amount of sixty-six million, eight hundred and seventy thousand, five hundred and thirty-four reais and thirty-five cents (BRL 66,870,534.35), in accordance with Section 195-A of the Brazilian Corporations Law.

From the adjusted net income, corresponding to twenty-two billion, one hundred forty-five million, six hundred sixty-five thousand, four hundred and fifty-seven reais, seventy cents (BRL 22,145,665,457.70), it is proposed (i) as distribution of dividends, the amount of two billion, three hundred and fifty million reais (BRL 2,350,000,000.00), as described below, corresponding to the amounts of dividends distributed in advance, pursuant to the resolution of the Board of Directors’ Meeting held on December 1st, 2022; (ii) allocation to the Capital Increase Reserve, the amount of two billion, nine hundred sixty-five million, five hundred sixty-one thousand, one hundred and sixty-six reais and two cents (BRL 2,965,561,166.02), pursuant to letter “d” of Article 26 of the Bylaws; (iii) allocation to the Special Statutory Reserve, the amount of one billion, nine hundred ninety-three million, ninety-eight thousand, two hundred and eighty-two reais and fifty-six cents (BRL 1,993,098,282.56), pursuant to letter “d” of Article 26 of the Bylaws; and (iv) Retention of Profits, in the amount of fourteen billion, nine hundred seventy-two million, three hundred twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

14,972,323,377.05), pursuant to Section 196 of the Brazilian Corporations Law, based on a capital budget to be approved by the ASM, in accordance with item “2” above.

As indicated above, the Management proposes the distribution of dividends in the total amount of two billion, three hundred and fifty million reais (BRL 2,350,000,000.00), and such amount was declared at the Company’s Board of Directors’ Meeting held on December 1, 2022 and paid on December 27, 2022, as interim dividends to the net income account for the year determined in the interim balance sheet drawn up on September 30, 2022.

The Management proposes to You the allocation of the net income of the fiscal year ended on December 31, 2022 pursuant to Exhibit IV of this Management Proposal, in accordance with Exhibit A of RCVM 81/22.

(4) If the Company’s Fiscal Council is installed, to define the number of members that will compose the Fiscal Council and resolve on the election of its members.

As provided for in Article 24 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and is installed only upon request of the shareholders, according to the applicable legislation. Once installed, the Fiscal Council is composed of three (3) to five (5) effective members and an equal number of alternates.

As per communication sent to the Company by Dynamo on March 16, 2023, as trustee of investment funds holding outstanding shares issued by the Company, Messrs. Eraldo Soares Peçanha and Kurt Janos Toth were respectively indicated as candidates to effective and alternate members, to participate in the separate election of the Fiscal Council, pursuant to Section 161, paragraph 4 of the Brazilian Corporations Law,

In view of the aforementioned appointment by minority shareholder, if the Fiscal Council is installed, the Management supports that the Fiscal Council is composed of three (3) effective members and an equal number of alternates, and supports the election of Messrs. Luiz Augusto Marques Paes and Rubens Barletta, as effective members, whose respective alternates shall be Messrs. Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert, all appointed by the Company’s controlling shareholders.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

The term of office of the Fiscal Council members elected at the Annual General Shareholders’ Meeting shall be effective until the Annual General Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending on December 31, 2023.

For further information on this matter, please see the document contained in Exhibit V of this Proposal, prepared pursuant to Section 7 of the Reference Form and RCVM 81/22.

(5) Determine the overall annual compensation of the Company’s management and Fiscal Council, if installed.

It is proposed that the Company’s Shareholders gathered at the ASM, under Section 152 of the Brazilian Corporations Law, approve the overall annual amount of up to one hundred thirty-nine million, five hundred thirty-nine thousand, one hundred ninety-two reais and fifty cents (BRL 139,539,192.50) as compensation for the Management (Board of Directors (including activities as members of the Board of Directors and member of the Advisory Committees, as the case may be) and the Statutory Executive Board of Officers) and members of the Company’s Fiscal Council, if installed, subject to the provisions in the legislation in force and in the Company’s Bylaws.

The proposed amount comprises: (a) up to nineteen million, one hundred sixty-three thousand, one hundred fifteen reais and fifty-eight cents (BRL 19,163,115.58) corresponding to the fees of the members of the Board of Directors; (b) up to one hundred nineteen million, one hundred thirty-three thousand, four hundred thirty reais and twenty-six cents (BRL 119,133,430.26) corresponding to the fixed and variable compensation of the members of the Statutory Board of Officers; and (c) one million, two hundred forty-two thousand, six hundred forty-six reais and sixty-six cents (BRL 1,242,646.66) corresponding to the fees of the members of the Fiscal Council; (d) the corresponding amounts include benefits of any kind; and (e) the corresponding amounts do not include taxes and charges due by the Company accrued on the compensation, as per guidance of the Annual Circular Letter SEP 2023.

Considering the taxes and charges levied on the compensation, it is estimated the total compensation may reach up to one hundred and fifty million reais (BRL 150,000,000.00), therefore, comprising a compensation with tax charges of: (a) up to approximately twenty-two million, three hundred sixty-nine thousand, two hundred forty-five reais and fifty-eight cents (BRL 22,369,245.58) corresponding to the fees of the members of the Board of Directors and

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

participation in Committees by members of the Board of Directors; (b) up to approximately one hundred twenty-six million, one hundred thirty-nine thousand, five hundred seventy-eight reais and forty-three cents (BRL 126,139,578.43) corresponding to the fixed and variable compensation of the members of the Statutory Board of Officers; and (c) up to approximately one million, four hundred ninety-one thousand, one hundred seventy-five reais and ninety-nine cents (BRL 1,491,175.99) corresponding to the fees of the members of the Fiscal Council.

The variable compensation to which the Company’s Management may be entitled corresponds: (i) regarding the Board of Directors, to the long-term incentive plan as Performance Shares; and, (ii) regarding the Statutory Board of Officers, to the short-term incentive as reward for achieving goals that support the Company's short-term strategy and long-term incentives which, through the mechanisms of Phantom Shares, SAR (Share Appreciation Rights) and Performance Shares, rewards the executives for the achievement of results that support the medium- and long term strategic purposes of the Company, through the appreciation of its shares. Both tranches of the variable compensation work to align the executives with the shareholders’ objectives and the Company’s sustainability.

Both the fixed and variable compensation of the Company’s management bodies are established according to the market standards, through research conducted by renowned consulting firms specialized in the subject, and are detailed in Exhibit VI of this Proposal, pursuant to Section 8 of the Reference Form and RCVM 81/22. Therefore, payment of the variable compensation is conditional and proportional to the partial or total fulfillment of the pre-established goals, and may even not be due, in the event that the goals in question have not been achieved.

The compensation of the Company’s Management aims to make the managers’ alignment, the shareholders’ objectives and the Company’s strategy and sustainability compatible, while seeking to adequately compensate such executives and retain and reward high performance professionals, with proper skills and market experience, and encouraging a meritocratic culture. To this end, it seeks to balance the managers’ responsibilities, time spent dedicated to their duties, the expertise, professional reputation and value of their services in the market with the fees proposed and evaluated by the Compensation Committee.

It should be highlighted that the annual global amount proposed above refers to an estimate of the aggregate maximum funds that may be spent by the Company with the compensation of its managers (including the installments of compensation and eventual benefits) in the period

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

comprised between the months of January and December 2023, in line with the period covered by the Reference Form (fiscal year) referred to in RCVM 81/22.

As an estimate, even if based on criteria, projections of the value of shares and values known at the time of its assessment (e.g., amount of fixed compensation), such proposed annual global amount is subject to unforeseeable circumstances or not yet definitive on the date of its approval, notably as a result of the following events: (i) the appreciation (or depreciation) of the price of shares issued by the Company, impacting the share-based compensation portion; and (ii) the eventual dismissal of members of the statutory board of officers with the corresponding payment of severance resulting from the dismissals.

Therefore, the Company had in the 2022 fiscal year a global expenditure with the compensation of the Management (Board of Directors and Board of Officers) and the the Fiscal Council in the amount of ninety million, three hundred and seventy-three thousand, thirty-three reais and seventy-seven cents (BRL 90,373,033.77) versus the global amount of one hundred and forty million, one hundred and seventeen thousand, two hundred and forty-seven reais and twenty-one cents (BRL 140,117,247.21) approved at the 2022 Annual General Shareholders’ Meeting for such year, therefore representing forty-nine million, seven hundred and forty-four thousand, two hundred and thirteen reais and forty-four cents (BRL 49,744,213.44) less than originally approved.

Considering the issues above, in particular the aforementioned unforeseeable or non-definitive circumstances, as well as the change in the compensation strategy adopted for the Board of Directors and reflected for the 12 months in 2023 which, following the best market practices for the Directors’ compensation with full dedication and also considering the responsibilities attributed by their participation in Advisory Committees, included the long-term variable compensation component to comprise the total compensation of the members of the Board of Directors, the Company proposes to maintain the overall annual compensation amount that may be attributed to the Company’s Management at the same level as that approved for the 2022 fiscal year, without any increase, thus translating into a clear commitment by the Company to continually offer its shareholders and the market in general scenarios that are as close as possible to the Company’s reality and its expected performance and of its managers.

For further information on this matter, please see the document contained in Exhibit VI of this Proposal, under Section 8 of the Reference Form and RCVM 81/22.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(6) Resolve the amendment to the caput of Article 5 of the Company's Bylaws, to reflect the number of shares into which the Company's share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors' Meeting held on February 28, 2023.

Due to the cancellation of thirty-seven million, one hundred and forty-five thousand, nine hundred and sixty-nine (37,145,969) common shares issued by the Company held in treasury, acquired within the scope of the Company's share buyback programs approved in the Board of Directors’ Meetings held on May 4, 2022 and July 27, 2022, without reducing the share capital, approved at the Board of Directors’ Meeting held on February 28, 2023, the Management proposes to amend the caput of Article 5 of the Company's Bylaws, to reflect the number of shares into which the Company's share capital is divided, which is now divided into one billion, three hundred and twenty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book-entry and with no par value.

The abovementioned amendments are attached to this proposal as Exhibit VII, containing the proposed changes, detailing the relevant changes origin and justification, analyzing their legal and economic effects pursuant to Section 12 of RCVM 81/22.

(7) Resolve on the consolidation of the Company's Bylaws, to reflect the amendment of its Article 5 object of the resolution described in item 6 above.

If the resolution described in item 6 above is approved, the Company's Management proposes the approval of the consolidated version of the Company's Bylaws, to reflect the amendment of Article 5 regarding the number of shares into which the Company’ share capital is divided, which is now divided into one billion, three hundred and twenty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book-entry and without par value.

The Bylaws’ consolidated version is attached to this proposal as Exhibit VIII, under article 12 of RCVM 81/22.

Additional Information and Where to Find It

The documents provided in the Brazilian Corporations Law and in RCVM 81/22 were submitted to CVM on the date hereof, through the Periodic Information System (IPE) and are available to

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

shareholders at the Company's headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Reinforcing its commitment to sustainability, Suzano informs that the main indicators, policies and positions regarding sustainability are available at the Company’s Indicators Center. The Company also annually discloses its non-financial information based on internationally recognized reporting frameworks, such as the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), and Global Reporting Initiative (GRI). In 2023, in order to meet the interest for voting guidance in Meetings, Suzano informs that the publication of such information will be made available prior to the Annual and Extraordinary General Shareholders’ Meetings. The Sustainability Center and the Annual Report, with data corresponding to the 2022 performance, can be accessed through the link: http://centraldesustentabilidade.suzano.com.br/.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

II.	Comments from Officers (Section 2 – CVM Resolution No. 80/22)

2. Comments from Officers

2.1General financial and equity conditions

The Company’s consolidated annual information, which is presented throughout item 2 of the Reference Form, has been prepared according to the standards of the Brazilian Securities and Exchange Commission (CVM) and the Accounting Pronouncements Committee (CPC), and is in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company’s unaudited intermediate and consolidated accounting information, which is also presented throughout item 2 of the Reference From, has been prepared according to IAS 34 – Intermediate Financial Statements, issued by IASB, and the accounting practices adopted in Brazil for intermediate statements (Technical Pronouncement - CPC 21 - “Intermediate Financial Information”). The data contained in this document have been obtained from the financial information made available to CVM. The Company also informs that the information contained in section 2 of the Reference From has been prepared in millions of reais and the balances may differ due to rounding used to maintain the consistency of the document.

a)general financial and equity conditions

The Board of Officers understands that the Company has financial and equity conditions sufficient to perform its short and mid-term obligations. The Company has been focusing its efforts on the search of facilities with longer terms and more competitive costs.

In the fiscal years ended on December 31, 2022, 2021 and 2020, the Company recorded, respectively, a net profit of BRL 23,394.9 million, a net profit of BRL 8,635.5 million and a loss of BRL 10,714.9 million. Variations in the Company’s results in 2022 are mostly due to the increase in the operating result of BRL 4,042.6 million by virtue of the greater net price in all business units in Real and Dollar during the year and the positive variation of BRL 15,780.0 million in the financial income, as a result of the exchange valuation on the debt and on the mark-to-market of the derivatives transactions.

Adjusted EBITDA in the twelve-month period ended on December 31, 2022 was BRL 28,194.9 million, in 2021 was BRL 23,471 million and in 2020 was BRL 14,949.5 million. The cash generation measured by EBITDA in the twelve-month period ended on December 31, 2022 mainly reflects: (a) increase of the cellulose and paper prices; (b) appreciation of Dollar in relation to Real; and (c) stability of the sales volume.

Company’s net equity in the year ended on December 31, 2022 was BRL 33,166.4 million, on December 31, 2021 was BRL 15,175.1 million, and on December 31, 2020 was BRL 7,337.4

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

million. The variation occurred most of all due to the net profit of the year of BRL 23,394.9 million.

On December 31, 2022, the Company had a cash and cash equivalents position and financial investments of BRL 17,471.7 million, on December 31, 2021 of BRL 21,349.1 million, and in 2020, of BRL 9,231.9 million. On December 31, 2022, the consolidated net debt was a total of BRL 57,102.9 million, on December 31, 2021, was BRL 58,280.0 million, and on December 31, 2020, was BRL 63,668.0 million.

Throughout 2022, the Company increased its net debt in USD by 5%, ending the year with a leverage of 2.0x in dollar, measured by the net debt/adjusted EBITDA of the last twelve months. On December 31, 2021, the ratio was 2.4x in Dollar. On 31 December, 2020, the ratio was 4.3x in Dollar. The increase of net debt in Dollar is mostly explained by the impact of the exchange variation on the debt balance and cash in BRL.

The Adjusted EBITDA, in turn, was calculated considering Earnings Before Interests, Taxes, Depreciation and Amortization, minus the adjustments of non-recurrent items, as detailed in item 2.5 of the Reference Form.

b)capital structure

The percentage of capital composed by shareholders’ equity (Shareholders’ Equity divided by the Total Liabilities) was 24.9% on December 31, 2022, 12.8% on December 31, 2021, and 7.2% on December 31, 2020.

The percentage of capital composed by creditors’ equity (Creditors’ Equity divided by the Total Liabilities) was 75.1% on December 31, 2022, 87.2% on December 31, 2021, and 92.8% in 2020.

There is no provision in the Company’s Bylaws for the redemption of shares.

Historically, the Company funds its operations from a combination of resources arising from: (i) its operating activities; (ii) investments from its shareholders; and (iii) loans and financing contracted with the financial market.

	Consolidated (amounts expressed In million Reais) On December 31,
	2022	AV-% (1)	2021	AV-% (1)	2020	AV-% (1)
Third-parties’ capital (current and non-
current liabilities) (2)	100,031.6	75%	103,800.0	87%	94,463.4	93%
Own capital(net equity)	33,166.3	25%	15,175.1	13%	7,337.4	7%
Total Capital (third-parties’ capital + own capital)	133,197.9	100%	118,975.1	100%	101,800.8	100%

Vertical analysis (1)	-		-		-

It includes the balance of liabilities related to non-current assets maintained for sale (2)

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

c)payment capacity in relation to the financial commitments undertaken

The Company’s fundraising and cash management policy is driven by the concept of “liquidity horizon”, which provides the time frame during which the available cash resources, added to operating cash generation and funds arising from financing contracted and undisbursed, estimated under unfavorable market conditions, are capable of bearing the payment of all obligations contracted for the period, including all amortizations of principal and interest on short-term financing. The available cash balance as of December 31, 2022 is capable of supporting the next two years of long-term debt, as shown in the amortization chart in item 2.1(f) below. For maturities above these periods, we must consider an estimate of operating cash generation.

Based on the above, the Executive Board of Officers is committed to maintaining the Company’s economic-financial balance, and for this, it relies on existing resources, operating cash generation, access to capital markets and financing at competitive costs, in addition to several alternatives analyzed by the Company whenever necessary. The Company’s Officers believe that the operating cash flow, added to cash and cash equivalents, are sufficient to meet the financial commitments contracted.

In the twelve-month period ended December 31, 2022, and in the fiscal years ended December 31, 2021 and 2020, the Company fully complied with its commitments.

d)sources of financing for working capital and investments in non-current assets used

The Company raises funds, when necessary, through financial contracts, which are used to finance the Company’s working capital needs and short- and medium-term investments, as well as to maintain cash and cash equivalents at a level that the Company believes to be appropriate for the performance of its activities. The Company’s financing and loans are detailed in item “2.1.f.” below.

Working capital financing, as shown in the Financing and Loans table below, was carried out via export financing operations, which allow the matching of the flows of export receipts with the flows of payments of these financings, bringing as an additional advantage the protection of export receivables against exchange rate risk, and through forfaiting operations and letter of credit discounts, where appropriate.

For project financing, the Company contracted loans from Development Banks and other project-oriented financing institutions that offer competitive conditions, including principal and interest payment terms compatible with the flows of returns from the projects, in order to avoid its implementation from putting pressure on the Company’s capacity to pay.

The Company also used, as financing alternatives, the issuance of senior notes (bonds), such as the placement of debt securities in the international market, and debentures and agribusiness

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

receivables certificates (Certificados de Recebíveis do Agronegócio - CRAs), as the placement of debt securities in the domestic market.

e)sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company has an elevated level of liquidity and consistent internal cash generation, which, together with access to the capital markets, as indicated in items “2.1.a.” and “2.1.b.”, are sufficient to satisfactorily balance its short- and medium-term commitments. If there are any mismatches between cash and amounts maturing in the short-term, the Company may contract new lines of credit for working capital and investments, and these lines of credit will be treated on a case-by-case basis. The sources of financing used by the Company for working capital and for short and long-term investments are indicated in items “2.1.d” and “2.1.f”.

f)Indebtedness levels and the characteristics of such debts

(i)relevant loan and financing agreements

The Company’s consolidated financing and loans as of December 31, 2022, and in the fiscal years ended on December 31, 2021, and 2020, had the following sources (in thousands of Reais):

FINANCING AND LOANS

				Consolidated
	Indexer	Average Annual interest rate on 12/31/2022	Maturities	12/31/2022	12/31/2021	12/31/2020
Fixed Assets:

BNDES-Finem	Fixed rate/TJLP/TLP/SELIC	12.51%	2023 to 2042	3,037,238	1,980,986	3,322,347
BNDES-Finem (b)	Currency basket/USD	5.22%	2023	11,207	26,351	26,992
Financial leasing	USD/Sofr	3.76%	2027	139,972	-	-
				3,188,417	2007.337	3,349,339
Working capital:
Export financing (g)	USD/Libor	5.87%	2023 to 2027	18,328,727	20,128,018	21,510,062
Export credit note and Agribusiness Receivables Certificates (h)	CDI/IPCA	12.73%	2023 to 2026	3,184,045	4,565,064	4,347,912
Senior Notes (i)	USD/Fixed rate	4.59%	2025 to 2047	44,125,345	47,225,060	38,011,600
Rural Producer Credit (j)	CDI	12.74%	2025 to 2025	287,271	281,187	276,316
Debentures	CDI	14.21%	2025 to 2028	5,454,806	5,440,068	5,422,651
Others			2023	5,980	(18105)	(17,998)
				71,386,174	77.621292	69,550,543
				74,574,591	79,628,629	72,899,882
Current portion (includes interest payable)				3,335,031	3,655,537	2,043,386
Non-current portion				71,239,560	75,973,092	70,856,496

a)If the Long-Term Interest Rate (“TJLP”) exceeds 6% per year, the excess portion is included within the principal and subject to interest. Transactions subject to the Long-Term Rate (“TLP”) are composed of the IPCA and a fixed interest rate from Banco Nacional de Desenvolvimento Social (BNDES).

b)Loans and financing are secured, depending on the contract, by (i) factory mortgages; rural

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

properties; (iii) chattel mortgage of the asset being financed; (iv) shareholder guarantee; and (v) bank guarantee.

c)On November 18, 2021, the Company raised from BNDES the amount of BRL 200 million indexed by TLP, plus fixed interest of 1.77 per year, maturing in November 2034. On March 29, 2022, the Company raised from BNDES the amount of BRL 243,000 indexed by the Long-Term Interest Rate (“TLP”) plus fixed interest of 2.33% p.a., with two (2) years of grace period of principal, and maturity in May 2036. These funds were intended to industrial projects. On September 29, 2022, the Company raised from BNDES the amount of BRL 50,000 indexed by the Long-Term Interest Rate (“TLP”) plus fixed interest of 1.77% p.a., with seven (7) years of grace period of principal, and maturity in November 2034. These funds were intended to forest projects. On November 29, 2022, the Company raised from BNDES the amount of BRL 400,000 indexed by the Long-Term Interest Rate (“TLP”) plus fixed interest of 1.75% p.a., with two (2) years of grace period of principal, and maturity in October 2042. These funds were intended to industrial projects. On December 27, 2022, the Company raised from BNDES the amount of BRL 400,000 indexed by the Long-Term Interest Rate (“TLP”) plus fixed interest of 1.65% p.a., with seven (7) years of grace period of principal, and maturity in December 2037. These funds were intended to forest projects.

d)On June 29, 2018, the Company carried out the 6th issue of debentures not convertible into shares, of the unsecured type, in the amount of BRL 4,681,100,000.00, with interest corresponding to 112.50% of the DI rate, with the payment of the unit par value occurring in two installments, the first due on June 30, 2025 and the second on June 29, 2026.

e)On September 15, 2019, the Company carried out the 8th issue of debentures non-convertible into shares, of the unsecured type, in the amount of BRL 750,000,000.00, with compensatory interest corresponding to 100% of the DI rate plus 1.20%, with semi-annual payments, and payment of the unit face value in a single installment due on September 15, 2028.

f)In March 2017, Suzano Austria issued Senior Notes in the amount of USD 300 million due on March 16, 2047, with semi-annual interest payments of 7.00% per year and a final return to investors of 7.38% per year. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of USD 456 million and, through Suzano Austria, reopened the issues of Senior Notes in the amounts of (i) USD 200 million, maturing on July 14, 2026, and interest corresponding to 4.62% per year, to be paid semi-annually, in the months of January and July, and (ii) USD 200 million maturing on March 16, 2047, with interest corresponding to 6.30% per year, to be paid semi-annually in March and September. In September 2018, there was a new issue of Senior Notes, in the amount of USD 1.0 billion, with interest of 6.00% per year and due in 2029. In November 2018, Suzano Austria reopened the issue of Senior Notes due on March 16, 2047, in the amount of USD 500 million, with interest corresponding to 6.85% per year, to be paid semi-annually in March and September. In February 2019, Suzano Austria reopened the September 2018 issue, with a fixed interest rate of 6.00% p.a. in the amount of USD 750 million, maturing in 2029. In May 2019, Suzano Austria reopened the March 2017 issuance in the amount of USD 250 million due in 2047 and payment of semiannual interest of 7.00% per year and issued Senior Notes in the amount of USD 1 billion due in January 2030, semi-annual payment of interest of 5.00% per year. In September 2020, Suzano Austria issued Global Notes in the amount of USD 750 million due in 2031 and paying interest of 3.75% per year from January 15, 2021, and 4.00% per year from July 16, 2026. In November 2020, Suzano Austria reopened the Global Notes due in 2031, issued two months earlier, in the amount of USD 500 million and with the same contractual conditions described above. On July 1, 2021, Suzano Austria issued Senior Notes in the amount of USD1 billion due January 15, 2032, with semi-annual interest payments of 3.125% per year and a final return to investors of 3.280% per year. On September 8, 2021, Suzano Austria issued Senior Notes in the amount of USD 500 million

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

maturing on September 15, 2028, with semi-annual interest payments of 2.50% per year and a final return to investors of 2.70% per year.

g)In December 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of USD 2,300 million, contracted in March 2018, with quarterly interest payments and principal amortization between December 2022 and December 2023. In June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, contracted a syndicated loan in the amount of USD 750 million with quarterly interest payments and principal amortization between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of USD 850 million, with quarterly interest payments due in February 2026. On April 2, 2020, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., withdrew USD 500 million with quarterly interest payments and principal amortization in February 2024, but in August of the same year, settled the amount related to this contract. On February 10, 2021, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan linked to sustainability, in the amount of USD 1,570 million, with quarterly interest payments and principal amortization between March 2015 and March 2027.

h)In the third quarter of 2018, two Export Credit Notes were contracted with Banco Safra S.A., totaling BRL 1.3 billion, indexed to CDI, with interest of 0.08% per month, amortization of principal and interest on June 25, 2025, and June 25, 2026, maturing in 2026. Regarding Agribusiness Receivables Certificates, Fibria’s open positions at the end of 2019 were included due to the merger of the companies.

i)In the third quarter of 2018, a Financial Rural Producer Certificate was contracted with Banco Safra S.A., with a volume of BRL 275 million, indexed to the CDI, with interest of 0.08% per month, amortization of principal and interests on August 28, 2025 and August 28, 2026 and with maturity in 2026.

j)It mostly refers to the “added value” in relation to the Company’s business combination with Fibria, in 2020.

Other Financial Agreements

Between 2018 and 2019, the Company contracted swap transaction notes with Banco Bradesco S.A., with a total volume of BRL 5 billion, with interest of 3.16% p.a., 5.67% p.a., 5.70% p.a., 5.74% p.a., 5.79% p.a. and 5.98% p.a. and maturing on June 22, 2023, December 14, 2023 and June 29, 2026.

On June 6, 2018, the Company entered into an agreement with Banco BNP Paribas Brasil S.A. for derivative transactions, in the amount of BRL980 million, bearing interest of 4.05% p.a. and maturing on February 13, 2023.

On August 10, 13, 16, 20, 2018 and February 20, 2020 and February 22, 2021, the Company signed with Banco Credit Agricole Brasil S.A. contracts for derivative transactions, in the total volume of BRL 3.3 billion, with interest of 4.075% p.a., 4.069% p.a., 4.062% p.a. and 4.057% p.a., 2.488%, 2.35% and maturities on January 2, 2024, February 13, 2026 and March 8, 2027.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Between February and June 2019 and in February 2021, the Company entered into contracts with Banco J.P. Morgan S.A. for derivative transactions, in the total volume of BRL1.3 billion, with an interest rate of 3.25%, 2,89%, 2.33% and 2.52% p.a. with maturities between February and June 2024 and March 2027.

On May 03, 06 and 07, 2019, the Company signed contracts with Banco MUFG Brasil S.A. for derivative transactions, in the total volume of BRL 270 million, with an interest rate of 3.08% p.a., 3.12% p.a. and 3.15% p.a. and maturities on June 22 and August 14, 2023.

On August 10, 13, 16, 20, 2018, the Company entered into contracts with Banco Morgan Stanley S.A. for derivative transactions, in the total volume of BRL 2.5 billion, with interest of 4.069% p.a., 4.057 % p.a., 4.066% p.a. and 4.054% p.a. and maturity on January 2, 2024.

On July 31 and August 31, 2018, the Company entered into contracts with Banco Safra S.A. for derivative transactions, in the total volume of BRL1.5 billion, with interest of 5.705% p.a. and 5.60% p.a. and due on July 31 and August 28, 2026.

In 2018, 2019, 2020 and 2022, the Company entered into contracts with Banco Santander (Brasil) S.A. for derivative transactions, in the total volume of BRL 2 billion, with accrual of interest between 83.7% and 84.10% of the CDI, and interest between 1.76% p.a. and 5.77% p.a., and maturities between February 2023 and November 2034.

Between 2018 and 2020, the Company entered into contracts with Banco Itaú Unibanco S.A. for derivative transactions, in the total volume of BRL 3.1 billion, bearing interest between 1.76% p.a. and 5.79% p.a. and maturities between February 2023 and June 2025.

In 2022, the Company entered into an agreement with Bank of America for derivative transactions, in the total volume of BRL 1.3 billion, bearing interest of 2.88% p.a. and maturing in January 2024.

Also in 2022, the Company entered into contracts with Banco XP for derivative transactions, in the total volume of BRL 250 million, with interest of 77.95% of the CDI and maturity in May 2036.

Amortizations

The amortization schedule of the financial obligations in effect on December 31, 2022, as well as the exposure of the Company’s indebtedness by indexers, is presented below:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Portuguese	English
Cronograma de Amortização (R$ milhões)	Amortization schedule (BRL million)
Liquidez	Liquidity
Caixa Físico	Available Cash
Dívida	Debt
2028 em diante	2028 and on

Exposure by Instruments and Indicators on December 31, 2022

Portuguese	English
Exposição por Instrumento	Exposure by instrument
Financiamento de exportação	Export funding
Outros	Others
Debênture	Debenture

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Fixa	Fixed
Exposição por Indicador	Exposure by Indicator

(ii)other long-term relationships with financial institutions

Although there are no other debt-related contracts besides the one described above, the Company maintains commercial relations with the main financial agents in the market, aiming at prompt access to credit facilities for eventual demands for working capital and investment financing.

(iii)degree of subordination between debts

As of December 31, 2022, and December 31, 2021 and 2020, the Company’s indebtedness consisted of secured debt and unsecured debt, with no contractual subordination clause. Thus, in any universal contest of creditors, the subordination between the obligations recorded in the financial statements will take place in the following order, in accordance with Law No. 11,101, of February 9, 2005, as amended: (i) labor claims; (ii) credits with security interest up to the limit of the value of the encumbered asset; (iii) tax credits; (iv) credits with special privileges as provided for in Law No. 11,101/2005; (v) credits with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured credits; (vii) fines and pecuniary penalties; and (viii) subordinated credits.

(iv)any restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions.

The Company has no financial covenants in its current financing contracts. In certain financing contracts there are clauses of non-financial covenants, including, but not limited to, restrictions on disposal of control. These clauses essentially provide for the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.

The relevant loans and funding (above 10% of the total gross debt) that have a cross acceleration clause are described bellow:

●	9 Bond contracts, in a total of BRL 44,125 million in the consolidated balance sheet on December 31, 2022;
●	6 Export Prepayment agreements (export funding), in a total of BRL 18,329 million in the consolidated balance sheet on December 31, 2022;

The above ratio represents aproximately 84% of the Company’s gross indebtedness reported as of December 31, 2022.

Additionally, the Company has financial agreements with Banco Nacional de Desenvolvimento Social (BNDES), in which there are certain restrictions and specific obligations, such as (i) prior

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

consent from BNDES for the Company’s merger, spin-off, dissolution, incorporation, reduction or closing of capital or change in effective control, whether direct or indirect, or any other corporate restructuring process involving the Company; (ii) inclusion of BNDES in corporate agreements, articles of association, or corporate agreement of a provision that results in restriction or impairment to the ability to pay the financial obligations assumed by the Company.

The Company, in the normal course of its operations, has observed all applicable contractual provisions and states that it follows all obligations assumed in its financial contracts.

g)Limits of contracted financing and percentages already used

As of December 31, 2022, there were six contracts in force with balances pending disbursement and usage limits. Below are the contracts:

Financial Agent	Contract	Financing	Indexer	Interest Rate (p.a.)	Maturity	Disbursements Made		Available Balance
						Value	%	Value	%
ECA	Credit Limit	USD 800 million	Fixed	4.63%	11/1/2032	-	-	USD 800 million	100%
IFC	Credit Limit	USD 250 million	SOFR	SOFR + 1.80%	12/22/2030	-	-	USD 250 million	100%
IFC	Credit Limit	USD 350 million	SOFR	SOFR + 1.60%	12/22/2029	-	-	USD 350 million	100%
BNDES	Credit Limit	BRL 3 billion	TLP	IPCA + 1.70%	2/15/2040	BRL 800 million	27%	BRL 2.2 billion	73%
BNDES	Credit Limit	BRL 706 million	TLP	IPCA + 3.6%	11/16/2034	BRL 650 million	91%	BRL 56 million	9%
BNDES	Credit Limit	BRL 432 million	SELIC	SELIC + 1.96%	2/15/2040	BRL 432 million	100%	-	-

h)significant changes in items of the income and cash flow statements

Basis of preparation and presentation

	Consolidated
	(amounts expressed In million Reais)
	On December 31,
	2022	AV-% (1)	2021	AV-% (1)	Variation%	2020	AV-% (1)	Variation%
SALES GROSS REVENUE	59,550.4	120%	48,479.8	118.3%	22.8%	35,663.7	117.1%	36.9%
Deductions from sales	(9,719.5)	-20%	(7,514.4)	-18.3%	29.3%	(5,203.5)	-17.1%	44.4%
NET REVENUE	49,830.9	100%	40,965.4	100.0%	21.6%	30,460.2	100.0%	34.5%
Costs of products sold	(24,821.3)	-50%	(20,615.6)	50.3%	20.4%	(18,966.3)	-62.3%	8.7%
GROSS PROFIT	25,009.6	50%	20,349.8	49.7%	22.9%	11,493.9	37.7%	77.0%

OPERATING REVENUES (EXPENSES)
Sales	(2,483.2)	-5%	(2,291.7)	-5.6%	8.4%	(2,174.6)	-7.1%	5.4%
General and administrative	(1,709.8)	-3%	(1,577.9)	-3.9%	8.4%	(1,443.2)	4.7%	9.3%
Result of equity equivalency	284.4	1%	51.9	0.1%	448.0%	36.1	0.1%	43.8%
Others, net	1,121.8	2%	1,648.0	4.0%	-31.9%	531.1	1.7%	210.3%
OPERATING RESULT BEFORE FINANCIAL RESULT	22,222.8	45%	18,180.1	44.4%	22.2%	8,443.3	27.7%	115.3%

FINANCIAL RESULT
Expenses	(4,590.4)	-9%	(9,619.8)	-23.5%	-52.3%	(26,412.9)	-86.7%	-63.6%
Revenue	11,023.1	22%	272.6	0.7%	3943.7%	327.5	1.1%	-16.8%
RESULT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	28,655.5	58%	8,832.9	21.6%	224.4%	(17,642.1)	-57.9%	-150.1%

Income tax and social contribution	(5,260.6)	-11%	(197.4)	-0.5%	2564.9%	6,927.2	22.7%	-102.8%
PROFIT (LOSS) OF THE FISCAL YEAR	23,394.9	47%	8,635.5	21.1%	170.9%	(10,714.9)	-35.2%	-180.6%
(1)Representation in relation to Net Revenue

Comparative Analysis of Consolidated Results

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Comparative Analysis of Consolidated Results - Twelve-month periods ended December 31, 2022, and 2021

Net Revenue

Suzano's net revenue in the twelve-month period ended on December 31, 2022, was BRL49,831.0 million, 22% higher than the net revenue recorded in the twelve-month period ended on December 31, 2021, of BRL 40,965.4 million, as a result of a higher net price in all business units in real and dollar during the year. The sales volume, in its turn, was practically stable, when compared to the same period in the previous year.

Net revenue from pulp sales in the twelve-month period ended on December 31, 2022 totaled BRL 41,384.3 million, 19% higher than the revenue presented in the twelve-month period ended on December 31, 2021, which totaled BRL 34,715.2 million, as a result of the 24% increase in the net average price in dollar, Revenue from pulp represented 84.7% of total revenue for the twelve-month period ended on December 31, 2021, compared to 83.3 % for the twelve-month period ended on December 31, 2022.

Pulp revenue from exports was BRL 38,718.6 million in the twelve-month period ended on December 31, 2022, 21% higher than pulp exports in the twelve-month period ended on December 31, 2021, as a result of the 24% increase in the net average price in Dollar.

The average net international pulp price in the twelve-month period ended on December 31, 2022, increased 24%, from USD 613/ton in the twelve-month period ended December 31, 2021 to USD 761/ton in 2022. In the domestic market, the average net price of pulp increased 26%, from BRL 2,936/ton in the twelve-month period ended on December 31, 2021 to BRL 3,549/ton in the same period in 2022.

Net revenue from paper sales in the twelve-month period ended on December 31, 2022 totaled BRL 8,446.6 million, 35% higher than in the same period of the previous year, due the higher prices in Reais. Of this revenue, 69.4% came from sales in the domestic market and 30.6% from the foreign market.

The international average net paper price in the twelve-month period ended on December 31, 2022 was USD 1,412/ton, 51% higher than the price in the same period in 2021. In the domestic market, the average price registered was BRL 6,159/ton in the twelve-month period ended on 31 December 2022, 30% above the price in the same period in 2021.

Cost of Goods Sold (“COGS”)

Suzano's cost of goods sold in the twelve-month period ended on December 31, 2022 totaled BRL 24,821.3 million, 20% higher than the value recorded in the same period in 2021, which is BRL 20,615.6 million, mainly due to the increase of pulp production cash cost (+28%) and raise of the Brent, affecting the logistics costs.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Gross profit

Due to the reasons explained above, gross profit in the twelve-month period ended on December 31, 2022, was BRL 25,009.7 million, 23% higher than the gross profit for the same period in 2021, of BRL 20,349.8 million. Suzano’s gross margin increased from 49.7% in the twelve-month period ended on December 31, 2021, to 50.2% for the same period in 2022, due to the reasons explained above.

Selling and Administrative Expenses

Suzano's selling expenses totaled BRL 2,483.2 million in the twelve-month period ended on December 31, 2022, 8% higher than the amount recorded in the same period in 2021, of BRL2,291.7 million. The variation can be explained by the increase in logistics and personnel expenses.

Suzano’s general and administrative expenses totaled BRL1,709.8 million in the twelve-month period ended on December 31, 2022, 8% higher than the amount recorded in the same period in 2021 of BRL 1,577.9 million. The variation can be mainly explained by the increase in personnel expenses.

Other Operating Expenses/Revenues

Suzano’s other net operating expenses/revenues totaled BRL1,121.7 million in revenue in the twelve-month period ended on December 31, 2022, compared to revenue of BRL 1,648.1 million in the same period in 2021. The variation refers mainly to the lower tax liabilities related to the right to exclusion of ICMS from the calculation bases of the contributions to PIS and COFINS, and a greater result in the sale of fixed and biological assets, partially offset by the greater adjustment ot the biological asset’s fair value.

Net Financial Result

The net financial result was positive in BRL 6,433.8 million in the twelve-month period ended on December 31, 2022, compared to a negative result of BRL 9,346.5 million in the same period in 2021. This performance reflects most of all the reduction of the impact of exchange effects on the debt and position of derivatives in 2022.

Income tax and social contribution on profit

Suzano’s income tax and social contribution for the twelve-month period ended on December 31, 2022, was a debt of BRL 5,260.7 million, compared to a credit of BRL 197.4 million in the same period in 2021. The increase arises from earnings before income tax as a result of the strong operating result in the period.

Net Profit (Loss)

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Due to the above reasons, Suzano recorded a net profit of BRL 23,395.9 million in the twelve-month period ended on December 31, 2022, compared to a net loss of BRL 8,635.5 million recorded in the same period of the previous year.

Comparative Analysis of Consolidated Results - Twelve-month periods ended 31 December 2021 and 2020

Net Revenue

Suzano’s net revenue in the twelve-month period ended December 31, 2021 was BRL40,965.4 million, 34.5% higher than the net revenue recorded in the twelve-month period ended December 31, 2020, of BRL 30,460.3 million, as a result of (i) 33% increase in pulp sales price in US dollars, (ii) 11% increase in US dollar sales price of paper, and (iii) currency exchange depreciation Real x Dollar in the period in question.

Net revenue from pulp sales in the twelve-month period ended on December 31, 2021 totaled BRL34,715.2 million, 35.7% higher than the revenue presented in the twelve-month period ended on December 31, 2020, as a result of (i) the 33% increase in the pulp sales price in US dollars, and (ii) the depreciation of the Real x Dollar exchange rate in the period in question. Revenue from pulp represented 84.0% of total revenue for the twelve-month period ended on 31 December 2020, compared to 84.7% for the twelve-month period ended on 31 December, 2021.

Pulp revenue from exports was BRL32,376.4 million in the twelve-month period ended December 31, 2021, 35.1% higher than pulp exports in the twelve-month period ended December 31, 2020, as a result of (i) a 32% increase in pulp sales price in US dollars; and (ii) depreciation of the Real x Dollar exchange rate in the period in question.

The average net international pulp price in the twelve-month period ended on 31 December 2021 increased 32%, from USD 463/ton in the twelve-month period ended 31 December, 2020 to USD 613/ton in 2021. In the domestic market, the average net price of pulp increased 43.5%, from BRL 2,046/ton in the twelve-month period ended on 31 December 2020 to BRL 2,936/ton in the same period in 2021.

Net revenue from paper sales in the twelve-month period ended on December 31, 2021, totaled BRL 6,250.2 million, 28.0% higher than in the same period of the previous year. Of this revenue, 66.0% came from sales in the domestic market and 34.0% from the foreign market. Net revenue from the domestic market increased by 30.4% compared to the twelve-month period ended on December 31, 2020, mainly impacted by the increase in prices, the depreciation of the Real x Dollar currency in the period and the increase in sales volume (+17.4%).

The international average net paper price in the twelve-month period ended on 31 December 2021 was USD 933/ton, 18% higher than the price in the same period in 2020. In the domestic market, the average price registered was BRL 4,746/ton in the twelve-month period ended on 31 December 2021, 13% above the price in the same period in 2020.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Cost of Goods Sold (“COGS”)

Suzano’s cost of goods sold in the twelve-month period ended on December 31, 2021 totaled BRL 20,615.6 million, 8.7% higher than the BRL 18,966.3 million recorded in the same period in 2020, due to mainly, the inflationary pressure related to the increase in commodity prices, increase of BRL 268.9 million in depreciation, amortization and depletion, and depreciation of the real against the US dollar. This gain was partially offset by the reduction in sales volume in the twelve-month period ended December 31, 2021, when compared to the same period in 2020.

Gross profit

Due to the reasons explained above, gross profit in the twelve-month period ended on 31 December 2021 was BRL 20,349.8 million, 77.0% higher than the gross profit for the same period in 2020, of BRL 11,493.9 million. Suzano’s gross margin increased from 37.7% in the twelve-month period ended on 31 December 2020, to 49.7% for the same period in 2021, due to the reasons explained above.

Selling and Administrative Expenses

Suzano's selling expenses totaled BRL 2,291.7 million in the twelve-month period ended on 31 December 2021, 5.4% higher than the amount recorded in the same period in 2020, of BRL 2,174.7 million. The variation can be explained by the increase in logistics expenses of BRL80.0 million due to the depreciation of the Real against the US dollar, in addition to the increase in commodities, an increase of BRL 20.3 million related to depreciation, amortization and depletion, and an increase in personnel expenses in the amount of BRL 13.4 million in the twelve-month period ended December 31, 2021 when compared to the same period in 2020.

Suzano’s general and administrative expenses totaled BRL 1,577.9 million in the twelve-month period ended on December 31, 2021, 9.3% higher than the amount recorded in the same period in 2020 of BRL 1,443.2 million. The variation can be explained by the increase in personnel expenses in the amount of BRL 54.2 million, expenses with donations of BRL 25.0 million related to COVID-19, in addition to an increase of BRL 24.6 related to depreciation, amortization and depletion in the twelve-month period ended December 31, 2021 when compared to the same period in 2020.

Other Operating Expenses/Revenues

Suzano’s other net operating expenses/revenues totaled BRL 1,443.2 million in revenue in the twelve-month period ended December 31, 2021, compared to revenue of BRL531.2 million in the same period in 2020. The variation of the balance refers mainly to the gain excluding ICMS from the PIS/COFINS base in the amount of BRL 441.9 million, a gain not observed in 2020, a gain of BRL 405.7 million from the sale of properties, equipment and biological asset, in addition to the fair value adjustment of the biological asset, which was BRL 299.5 million higher in the twelve-month period ended December 31, 2021, compared to the same period in 2020.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Net Financial Result

The net financial result was a negative BRL 9,346.5 million in the twelve-month period ended December 31, 2021, compared to a negative result of BRL 26,085.5 million in the same period in 2020. This result mainly reflects a decrease expense with derivative financial instruments by BRL 7,826 million and a decrease in expenses with monetary and exchange variations of BRL 8,730.1 million. The exchange rate variation on the balance sheet exposure between the opening of January 2021 and the closing of December 2021 contributed to this result, with an accounting impact on the debt in foreign currency, but with a cash effect only on maturities or amortizations of debt.

Income tax and social contribution on profit

Suzano’s income tax and social contribution for the twelve-month period ended December 31, 2021, was a debt of BRL 197.4 million, compared to a credit of BRL 6,297.2 million in the same period in 2020. The increase arises from earnings before income tax as a result of the strong operating result in the period.

Net Profit (Loss)

Due to the above reasons, Suzano recorded a net profit of BRL 8,635.5 million in the twelve-month period ended on 31 December, 2021, compared to a net loss of BRL 10,714.9 million recorded in the same period of the previous year. This result was affected by the facts mentioned above.

Comparative Analysis of Consolidated Cash Flows

	Consolidated (amounts expressed In million Reais)
	On December 31,
	2022	2021	2020
Cash provided by operating activities	21,640.6	17,637.5	13,124.6
Cash used in investment activities, net	(17,015.7)	(10,358.7)	(736.4)
Cash (used) generated in the financing activities	(8,107.2)	(1,573.9)	(9,785.1)
Effects of exchange variation in cash and cash equivalents	(602.5)	1,050.8	982.8
Increase/reduction of cash and cash equivalents	(4,084.8)	6,755.7	3,585.9

Comparative Analysis of Cash Flow Statements - fiscal years ended on December 31, 2022, 2021 and 2020

Operating Activities

Operating activities generated net cash in the amount of BRL 21,640.6 in the fiscal year ended in 2022. This generation is mainly associated with a gross profit of BRL 23,394.3, with effect of exchange and monetary variations of BRL3,294.6, which significantly influenced loans, financing and debentures, gains with derivatives, net of BRL 6,761.6 and a decrease in deferred income tax

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

and social contribution of BRL 4,749.8 as a result of the fluctuation in the rate of BRL 5.5805 on December 31 2021 when compared to BRL5.2177 on December 31, 2022.

Operating activities generated net cash in the amount of BRL 17,637.5 in 2021. This generation is mainly associated with a gross profit of BRL 8,635.5, reduction of the effects of exchange and monetary variations of BRL3,800.8, which significantly influenced loans, financing and debentures, loss with derivatives, net of BRL 1,597.7 and an increase in deferred income tax and social contribution of BRL 94.7 as a result of the fluctuation in the rate of BRL 5.1967 on December 31 2020 when compared to BRL 5.5805 on 31 December, 2021.

Operating activities generated net cash in the amount of BRL 13,124.6 in the year 2020. This generation is mainly associated with a gross profit of BRL 11,493.9 and an improvement in working capital in accounts receivable, inventories and suppliers.

Investment Activities

In the year 2022, the investment activities consumed net cash of BRL 17,015. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 9,791.2, acquisition of biological assets in the amount of BRL 4,957.4 and the acquisition of equity interest (Parkia) in the amount of BRL 2,090.1.

In 2021, investment activities consumed net cash of BRL 10,358.7. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL2,150.6, acquisition of biological assets in the amount of BRL3,807.6 and consumption of BRL5,216.9 of financial investments, net, partially offset by the receipt in the sale of assets, mainly through the sale of BRL395.8 million of forests (standing wood) to Bracell and BRL630.4 million of land to Turvinho. Additionally, we received BRL 50.0 million from Bracell registered as escrow account for the sale of forests (standing timber).

In 2020, investment activities consumed net cash of BRL736.4. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 1,503.2 and the acquisition of biological assets in the amount of BRL3,392.2 offset by the inverse effect of BRL 3,841.4 from financial investments, net.

Financing Activities

In the 2022 fiscal year, BRL 8,107.2 million of net cash were used in financing activities. The cash use included the payment of dividends of BRL 4,150.8, share buybacks of BRL 1,904.4, settlements of loans, financing and debentures of BRL 2,517.9, lease agreements of BRL 1,044.1 and the receipt of BRL 282.2 from derivative transactions. This effect was offset by the raising of loans and financing and debentures of BRL 1,335.7 million, consisting mainly of BRL 1,093.0 from BNDES.

In the 2021 fiscal year, BRL 1,573.9 million of net cash were used in financing activities. The cash use included the settlement of loans, financing, and debentures of BRL 15,469.4, derivative transactions of BRL 1,921.3, and lease agreements of BRL 1,012.1. This effect was offset by the raising of loans and financing and debentures of BRL 16,992.0 million, consisting mainly of BRL

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8,481.8 in export prepayments (EPP), BRL 5,005.5 of Sustainability-linked Notes 2032 (“Notes 2032”) and BRL 2,609.5 of total Repurchase of Senior Bonds 2024.

In the 2020 fiscal year, BRL 9,785.1 million of net cash were used in financing activities. The cash use included the settlement of loans, financing, and debentures of BRL 19,092.8 and derivative transactions of BRL 4,465.6. This effect was offset by the raising of loans and financing and debentures of BRL 14,761.7 million, which consisted mainly of BRL 4,899.1 in export prepayments, BRL 2,638.2 in the revolving credit facility, BRL 6,640.3 in Senior notes (Bonds) and BRL 531.7 in contracts with BNDES.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.2. Comments from Officers:

a)results of the Company's transactions

Please find bellow the comments made by Suzano’s Statutory Executive Board of Officers corresponding to the analysis (i) of the important revenue components, and (ii) of the main factors that materially affected the operating results, which in both cases are: sales level (volume and revenue by product), sales destination (mix between the national market and different export regions), market share and prices. Other extrogenous factors, over which the Company has little or no control, are discussed in item “2.2.b”.

Pulp Sales

In the fiscal years ended December 31, 2022, 2021, and 2020, the Company's pulp sales represented, respectively, 83%, 84.7% and 84.0% of its total net operating revenue. The exports volume represented 92.9%, 92.5%, and 92.7% of the total sold volume of pulp in these same periods. Export sales volume was 9.8 million tons, 9.8 million tons, and 10.0 million tons in the fiscal years ended December 31, 2022, 2021, and 2020, respectively.

Total pulp sales	Fiscal year ended December 31,
	2022	2021	2020
Company sales (in thousand tons)
Domestic market sales volume	751	797	787
Foreign market sales volume	9,848	9,789	10,036
Total sales volume	10,600	10,586	10,823
Company's Net Operating Revenue (in BRL million)
Domestic market sales	38,718.6	32,376.4	23,968.8
Foreign market sales	2,665.7	2,338.8	1,609.4
Total net operating revenue	41,384.3	34,715.2	25,578.3

Pulp Sales Destination

The Company seeks to sell its production with a focus on profitability. For this purpose, the allocation of sales prioritizes the most profitable markets and customers, within the margin allowed by the commercial policy.

Pulp Revenue by Region¹	2022	2021	2020
Europa	30%	30%	25%
Asia	45%	46%	51%
Brazil	7%	7%	6%
North America	16%	16%	17%

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

South / Central America	1%	1%	1%

1- Data provided annually by the Company.

Also in line with our commercial policy, we seek a balance in pulp sales to the different paper segments. The sanitary paper segment stands out, which in 2022 remained with a significant share in our sales mix, being the main segment covered by Suzano.

Pulp sales by segment¹	2022	2021	2020
Sanitary paper	63%	63%	64%
Print & Write	16%	17%	16%
Specialties	14%	13%	12%
Others	6%	7%	8%

1- Data provided annually by the Company.

Pulp Price

The average net sales price in Dollars of Suzano’s pulp (domestic and foreign markets) was USD 686/ton in the six months period ended June 30, 2022, compared to USD 575/ton in the six months ended June 30, 2021. This variation in the average net sale price of pulp was explained by the international pulp prices behavior.

The average net price in Dollars of Suzano’s pulp sales (domestic and foreign markets) was USD 756/ton in 2022, compared to USD 608/ton in 2021, and USD 458/ton in 2020.

The increase in the average net sale price of pulp in 2022 vs. 2021 was explained by the behavior of international pulp prices. The total average net price of pulp (domestic and foreign market) in Reais was BRL 3,950/ton in 2022, 20% above the price achieved in 2021, as a result of the national currency depreciation against the US Dollar in the period (average exchange rate).

Paper Sales

In 2022, the domestic paper market grew by 1% in aggregate demand for the products that Suzano produces and sells compared to 2021, according to data from the Brazilian Tree Industry (Indústria Brasileira de Árvores - Ibá).

The demand levels maintenance is explained by the high comparison base in 2021, when I&E paper was also sold to the cardboard segment, a trend that lost strength in 2022, in addition to the strong performance in the editorial, didactic and school and office paper markets (cut size). In addition, the Company continues to accelerate initiatives that certainly position Suzano in a differentiated manner in the market, such as the growth of direct sales through the “Suzano Mais” Program, expansion of the innovation portfolio, e-commerce strengthening in addition to advances in average paper prices in 2022 against 2021.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

In 2022, 2021, and 2020, the Company's paper sales volume for the foreign market was, respectively, 27.1%, 28.7%, and 31.9% of the total paper volume.

In the fiscal years ended 2022, 2021, and 2020, the Company's paper sales represented, respectively, 14.6%%, 15.3%, and 16.0% of its total net operating revenue.

Paper Sales Destination

The volume sold in the domestic market reached 951 thousand tons in 2022, compared to 923 thousand tons in 2021 and 802 thousand tons in 2020. Export volumes reached 355 thousand tons in 2022, 371 thousand tons in 2021, and 375 thousand tons in 2020.

The breakdown of paper sales revenue by region is shown in the table below:

Paper Revenue by Region¹	2022	2021	2020
Brazil	69%	71%	66%
South / Central America	20%	15%	14%
North America	7%	7%	9%
Europa	4%	4%	7%
Others	0%	3%	4%

1- Data provided annually by the Company.

Paper Price

The average net paper price (domestic and foreign market) in Reais was BRL 6,467/ton in 2022, compared to BRL 4,829/ton in 2021 and BRL 4,148/ton in 2020.

In the domestic market, the average net paper price was BRL 6,159/ton, compared to BRL 4,746/ton in 2021 and BRL 4,188/ton in 2020. The average net price in the external market increased to USD 1,411/ton, compared to USD 933/ton in 2021 and USD 788/ton in 2020.

Printing and Writing Paper

In the fiscal years ended 2022, 2021, and 2020, respectively, the Company sold 970.2 thousand, 966.2 thousand, and 842.4 thousand tons of printing and writing paper.

In 2022, 2021, and 2020, according to the Brazilian Tree Industry (Ibá), the Company held, respectively, shares (i) in the sales of Brazilian Manufacturers to the domestic market, of 46.0%, 44.4%, and 46.2%. In Brazilian exports (ii), the Company's share was 36.4%, 38.8%, and 35.3%.

The following tables contain the Company's domestic paper sales and exports, as well as information regarding its shares in such markets for the fiscal years ended December 31, 2022, 2021, and 2020.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Total Sales of Printing and Writing Paper
(in thousand tons, unless otherwise expressly indicated)	2022	2021	2020
Company Sales
Domestic market sales volume	649	638	539
Foreign market sales volume	321	328	304
Total sales volume	970	966	842
Sales of Brazilian Manufacturers
Domestic market sales volume	1,411	1,436	1,167
Foreign market sales volume	881	846	856
Total sales volume	2,291	2,282	2,023
Company’s Share in the Sales of Brazilian Manufacturers
% in relation to sales in the domestic market	46.0%	44.4%	46.2%
% in relation to sales in the foreign market	36.4%	38.8%	35.5%
% in relation to total sales	42.3%	42.3%	41.6%
Brazilian Market
Brazilian Manufacturers sales volume	1,411	1,436	1,167
Imports volume	138	115	137
Total volume of the Brazilian market	1,549	1,551	1,304

Source: Brazilian Tree Industry (Ibá) and Company.

Paperboard

In the fiscal years ended 2022, 2021, and 2020, respectively, the Company sold 191.6, 198.6, and 201.8 thousand tons of paperboard, of which 160.0, 163.6, and 138.9 tons were sold in the domestic market, while 31.7, 34.9 and 62.8 thousand tons were exported.

In this segment, according to the Brazilian Tree Industry (Ibá), the Company's share in the Brazilian Manufacturers sales in the domestic market was 25.6%, 26.2%, and 24.0% in 2022, 2021, and 2020, respectively. Additionally, its paperboard exports represented 30.8%, 21.9%, and 29.6% of the total volume exported by Brazilian producers in 2022, 2021, and 2020, respectively.

The following table contains the Company's domestic paperboard sales and exports, as well as information about its market share, for the fiscal years ended December 31, 2022, 2021, and 2020.

Total Paperboard Sales
	2022	2021	2020

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(in thousand tons, unless otherwise expressly stated)
Domestic market sales volume	160	164	139
Foreign market sales volume	32	35	63
Total sales volume	192	199	202
Domestic market sales volume	625	625	580
Foreign market sales volume	103	159	212
Total sales volume	728	784	792
% in relation to sales in the domestic market	25.6%	26.2%	24.0%
% in relation to sales in the foreign market	30.8%	21.9%	29.6%
% in relation to total sales	26.3%	25.3%	25.5%
Brazilian Manufacturers sales volume	625	625	580
Imports volume	96	75	60
Total volume of the Brazilian market	721	700	640

Source: Brazilian Tree Industry (Ibá) and Company.

b)relevant variations in revenue attributable to the introduction of new products and services, changes in volumes, prices, exchange rates, and inflation

Suzano’s Statutory Executive Board of Officers’ comments corresponding to the analysis of the main exogenous factors over which the Company has little or no control and which affect the Company's results are presented below.

Volatility of international prices

In the fiscal years ended December 31, 2022, 2021, and 2020, the Company’s pulp sales represented, respectively, 83%, 85% and 84% of its total net operating revenue, respectively. Prices for this product are determined by the balance of supply and demand, therefore, outside the Company’s control. International price fluctuations for this product affected the Company's revenue, EBITDA, and operating margins.

Paper prices, in turn, are determined by supply and demand conditions in the regional markets where they are traded, although with a more stable behavior than pulp prices. Suzano’s paper sales revenue intended for Brazil and other countries in South and Central America accounted for 89%, 84%, and 80% of the Company's total paper revenue, respectively, in the fiscal years ended December 31, 2022, 2021, and 2020.

The Company believes that cyclical fluctuations in pulp and paper prices tend to be more attenuated compared to history, mainly due to: (i) the flow of online information, with the faster dissemination of news that affect prices; (ii) global crisis caused by the Coronavirus pandemic; and (iii) to the most efficient producers that replace those with higher marginal cost. However,

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between the products; (ii) fluctuations in the exchange rate between the currencies of importing and exporting countries of pulp and paper, such as the Euro, US Dollar, Renminbi, and Real; and (iii) geopolitical and economic conditions worldwide and in different regions.

Finally, we have long-term sales relationships with most of our pulp and paper customers in the domestic and export markets. In general, these contracts provide for the sale of our market pulp at prices announced by us each month. These prices may vary between the different geographic areas where our customers are located. Price agreements under our long-term contracts are generally consistent with prices for our other sales within the same region and follow the established BEKP price list announced by the world's leading pulp producers.

Exchange rate change between the Real and the US Dollar, interest rates, inflation, and economic growth

The Company's transactions and financial condition results, as reported in its financial statements, are significantly affected by changes in the Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rate, and the growth of the Brazilian economy.

Real volatility against the US Dollar

The exchange rate change of the Real against the US Dollar results in several effects on the Company's consolidated financial condition and its consolidated operating income when expressed in Reais, in addition to affecting its revenues, expenses, and consolidated assets expressed in foreign currency.

Export sales revenues and, therefore, the Company's operating cash generation are directly and immediately affected by the average exchange rate change between the Real and the US Dollar. In the fiscal years ended December 31, 2022, 2021, and 2020, net revenue from exports expressed in Dollars represented, respectively, 82.9%, 83.6%, and 83.7% of the Company's net sales revenue. The Real depreciation increases such revenues when expressed in Reais, while appreciation of the Real results in lower export sales revenues. Revenues in the domestic market are indirectly influenced by the exchange rate change, as imported papers, quoted in US Dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company's operating costs and expenses, such as insurance and freight expenses related to exports and costs of chemical products used as raw materials, among others, are also affected by exchange rate changes. Therefore, the depreciation of the Real results in an increase in such costs and expenses, when expressed in Reais, while the appreciation of the Real results in a decrease in them.

The Company's consolidated balance sheet accounts indexed in foreign currency, especially short- and long-term loans and financing, cash available abroad, and accounts receivable from external clients are directly and occasionally affected by the exchange rate at the end of each year.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

The portion of the Company's consolidated short- and long-term loans and financing expressed in foreign currency totaled BRL 61,218 million, or approximately 82% of the Company's gross debt as of December 31, 2022. This portion is almost entirely linked to the US Dollar and, therefore, exchange rate changes between the Real and the US Dollar directly affect the Company's debt and results at each year-end.

Inflation

The Company's financial condition and operating results are also affected by inflation. Its costs and expenses, mostly, are incurred in Reais, tending to reflect the inflation effects. There are some exceptions expressed in US Dollars, such as purchases of chemicals used as raw materials.

Interest Rates

Exposure to changes in interest rates is primarily due to:

●Variations in the LIBOR rate, regarding financing denominated in US Dollars; and
●Variations in the TJLP or CDI, regarding financing and investments denominated in Reais.

The interest rate on the Company’s financial investments denominated in Reais is based on the CDI rate. The Company's financial investments expressed US dollar are subject to changes in rates referenced to US Treasury securities.

Given the risk of LIBOR becoming extinct over the next few years, the Company has been actively negotiating its contracts with clauses that provide for the discontinuation of interest rate. Most of the debt has some clause replacing the rate with a reference index or equivalent interest rate, but for contracts that do not have a specification, a renegotiation clause was added between the parties. Derivative contracts linked to LIBOR envisage that there will be a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until LIBOR is terminated, the Company will work actively to reflect an equivalent replacement rate in all its contracts.

The Company believes it is reasonable to assume that the negotiation of their contracts indexes will replace LIBOR with SOFR (Secured Overnight Financing Rate), since SOFR is the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impacts on its debts and derivatives linked to LIBOR.

Economy Growth Rate

The Company's results tend to be directly affected by the level of international and domestic economic growth. Economic growth, expressed in terms of variation in the Gross Domestic Product (GDP), mainly influences the demand level for the Company's products and its growth in relation to previous periods. Furthermore, the heating up or reduction in market demand tends to be reflected in the price levels practiced by the sector.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Production Capacity and Volumes

The Company’s results are also affected by its production capacity and volume. In 2022, we produced 11.9 million tons, of which 10.6 million tons of pulp, and 1.3 million tons of paper.

c)Relevant impacts of inflation, changes in prices of main inputs and products, exchange rates and interest rates on the issuer's operating and financial results

As already presented in item "2.2.b", exogenous factors related to market prices fluctuations, exchange rate variations, interest rates variations, inflation and economic growth may introduce an undesired level of volatility on the Company's cash generation and results.

Accordingly, the Company adopts a financial risk management policy to mitigate market volatilities, which seek to: (i) protect the Company's cash flow and equity against fluctuations in market prices of inputs and products, exchange and interest rates, price and correction indexes, or other assets or instruments traded in liquid or non-liquid markets , to which the values of the Company's assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to protect exposure to risk, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding wasting resources by contracting operations inefficiently. The financial operations contracted by the Company are intended to protect existing exposures, and the assumption of new risks other than those arising from the Company's operating activities is prohibited.

For example, generally in the case of a depreciacion of the Real, two effects are observed: (i) the first, negative and one-off, is related to the updating of the balance sheet net exchange rate exposure (balance of asset and liability accounts expressed in foreign currency including, among others, the balances of gross debt and cash expressed in Dollars, inventories, accounts receivable and payable in foreign currency and the value of positions in currency swaps to hedge the cash flow foreign exchange exposure); and (ii) the second, positive and permanent, concerns the greater operating cash generation resulting from the increase in export revenues expressed in US Dollars.

Thus, the Company's funding and currency hedging practices are guided by the fact that approximately 80% of the Company's net revenue comes from exports priced in US Dollars, while most of the production costs are linked to Real. This structural exposure provides the Company to contract export financing in US Dollars and reconcile financing payments with the flow of sales receipts, providing a natural cash hedge for these commitments. Excess revenue in Dollars not linked to debt commitments and other obligations is sold on the foreign exchange market when the funds are transferred.

To protect the future flow of excess revenue in Dollars, derivative operations are contracted for hedging purposes through: (i) sale of US Dollars in the futures markets (Non-Deliverable Forward), and/or (ii) positions in instruments consisting of the simultaneous combination of put options purchase and call options sale on US Dollars, with the same principal and maturity value,

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

creating a floor and a ceiling for the dollar exchange rate. These instruments are called Zero Cost Dollars. Hedge operations carried out in the futures markets must comply with the limits established in the policy, with a maximum percentage of up to 75%, and a minimum percentage of at least 40% of the foreign currency surplus in a horizon of up to 24 months and, therefore, are matched to the availability of spot exchange in the short term. Specifically, for the Cerrado project, in 2021 a new hedge policy was defined, with a limit to the total amount to be protected of up to USD 1.0 billion for a horizon of up to 36 months, and in 2022, an increase in this limit to USD 1.5 billion was approved. Within the scope of Cerrado project, the Company adopted the contracting of NDF to protect costs in Euro.

In addition to currency hedge operations, contracts are entered into for swaps from floating interest rates to fixed rates, to reduce the effects of interest rates changes on the value of the debt and swap contracts between different interest rates and adjustment indexes, to mitigate the mismatch between different financial assets and liabilities and contracts to establish part of the exposure to marine fuel (derived from petroleum), to protect logistical costs regarding the contracting of maritime freight.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.3. Comments of Officers:

a)changes in accounting practices that resulted in significant effects on the information provided in fields 2.1 and 2.2

We present below the comments of our Statutory Executive Board of Officers regarding significant changes in accounting policies and their impact on the financial statements.

During the year ended December 31, 2022, the Company adopted new accounting policies in the preparation of its financial statements regarding item a.1 listed below.

During the year ended Friday, December 31, 2021, the Company adopted new accounting policies in the preparation of its financial statements regarding item a.2 listed below.

During the year ended December 31, 2020, the Company spontaneously changed its accounting policy in the preparation of its financial statements regarding items a.3 listed below.

The individual and consolidated financial statements submitted were prepared under the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and under the order issued by the Accounting Pronouncements Committee (“CPC”).

The consolidated financial statements include direct and indirect subsidiaries, and transactions and joint ventures, whose financial statements coincide with the Company's base date.

a.1)Adoption of accounting policies for the year ended December 31, 2022

The Company did not identify changes in accounting practices that resulted in significant effects on the information provided in items 2.1 and 2.2 regarding the fiscal year ended December 31, 2022.

a.2)Adoption of accounting policies for the fiscal year ended December 31, 2021

The Company did not identify changes in accounting practices that resulted in significant effects on the information provided in items 2.1 and 2.2 regarding the fiscal year ended Friday, December 31, 2021.

a.3)Adoption and change of accounting policies for the year ended December 31, 2020.

In 2020, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), effective for the year beginning on January 1, 2020. Additionally, there were changes in the accounting policy due to the harmonization of the business combination with Fibria. The new standards and policies are presented below:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

i.Change in national currency

Due to the merger of Fibria, the Company made several changes in its structure, activities, and transactions during 2019, which led the Management to reassess the national currency of its wholly-owned subsidiaries whose national currency was different from the Real.

This led to the corporate reorganization and impacted the way the Management conducts the Company's businesses to achieve alignment between the 2 ("two") Companies’ cultures, unification of processes, transactions, systems and tax strategies, possible synergy gains, arising from the business combination. In this process, some of the Company's wholly-owned subsidiaries were considered an extension of the parent company's activities.

In conjunction, these circumstances justify the change in the national currency to the Real and occurred gradually during 2019, therefore, it was not possible to determine the date of the change at a precise point in the fiscal year. Accordingly, the Company changed the national currency of these wholly-owned subsidiaries on January 1, 2020.

The exchange rate change resulting from the conversion of a foreign currency transaction, previously recognized in other comprehensive income, will only be transferred from net equity to the income statement at the time the transaction is written off. The total or partial write-off of interest in a subsidiary abroad occurs upon the sale or closure of all or part of the transaction.

Thus, the financial information of the subsidiaries abroad, whose national currency is different from the Real, was converted using the following criteria described below:

i)assets and liabilities converted at the exchange rate at the end of the period;

ii)revenue and expenses are converted at the exchange rate obtained through the average of the daily rates for each month;

iii)accumulated effects of gain or loss on the conversion of the above are recorded in other comprehensive income, in net equity.

And, as of January 1, 2020, the financial information of subsidiaries abroad, whose national currency became the Real, are converted using the following criteria:

i)monetary assets and liabilities converted at the exchange rate at the end of the period;

ii)non-monetary assets and liabilities converted at the historical transaction rate;

iii)revenue and expenses are converted at the average exchange rate of daily rates (PTAX);

iv)accumulated effects of gain or loss on the conversion of the above items are recorded in the financial result for the period.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

b)Modified opinions and emphases in the auditor's opinion

The officers inform that the independent auditors' report issued for the year ended December 31, 2022, does not contain modified opinions or emphases and they agree with the opinion expressed in this report.

The officers inform that the independent auditors' report issued for the year ended Friday, December 31, 2021, does not contain modified opinions or emphases and they agree with the opinion expressed in this report.

The officers inform that the independent auditors' report issued for the year ended Thursday, December 31, 2020, does not contain modified opinions or emphases and they agree with the opinion expressed in this report.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.4. Comments of Officers:

Events with relevant effects occurred and expected in the Financial Statements

a)introduction or disposal of operating segment

In the fiscal years ended December 31, 2022, 2021, and 2020, there was no introduction or sale of an operating segment by the Company.

b)constitution, acquisition, or disposal of equity interest

In the fiscal years ended December 31, 2022, 2021, and 2020, the following relevant operations were performed involving the acquisition of equity interests:

Share purchase and sale agreement – Parkia

On April 28, 2022, the Company disclosed through a material fact, entered into on April 27, 2022, a share purchase and sale agreement called "Share Purchase and Sale Agreement" between, on the one hand, as Buyer, the Company and, on the other hand, as sellers, Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A. (“Arapar” and, together with FIP, the “Sellers”), as well as the Target Companies as consenting intervening parties (“Agreement”), through which the terms and conditions were established for the acquisition by the Company, on the closing date, of all shares held by the Sellers in the following companies: (i) Vitex SP Participações S.A. (ii) Vitex BA Participações S.A. (iii) Vitex ES Participações S.A. (iv) Vitex MS Participações S.A. (v) Parkia SP Participações S.A. (vi) Parkia BA Participações S.A. (vii) Parkia ES Participações S.A. and (viii) Parkia MS Participações S.A. (“Target Companies” and “Transaction”).

In consideration for the Target Companies’ shares, the Company committed to pay a base price equivalent to USD 667,000 (equivalent to BRL 3,444,255 on the date of execution of the Agreement). The base price was subject to post-closing price adjustments based on changes in the Target Companies' working capital.

The conclusion of the Transaction was subject to the verification of conditions precedent and approval by the Administrative Council for Economic Defense (“CADE”), by the corporate bodies of the Parties, and by the Company, through a General Meeting.

On June 22, 2022, the Company concluded the acquisition of all the Target Companies’ shares and paid the first installment of USD 330,000 (equivalent to BRL 1,704,054 on the transaction date). The second installment of USD 337,000 (equivalent to BRL 1,740,201 on the transaction date), was recorded under Accounts payable for the acquisition of assets and subsidiaries and maintained in US Dollars with maturity in June 2023. The base price was adjusted and resulted in the payment of BRL 18,726, as provided in the agreement.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Considering the assets’ characteristics (mainly land, without processes that characterize a business), the Company opted to apply the concentration test to identify the concentration of the fair value under CPC15 (R1) / IFRS 3. The transaction was accounted for as a purchase of assets since the main asset (fixed assets) substantially concentrates all the fair value of the set of assets acquired.

The accounting effects of the transaction were initially reflected in the investments caption in the parent company and in the fixed assets caption in the consolidated balance sheet and acquisitions of subsidiaries, net of cash in the statement of cash flows of the parent company. The Target Companies’ cash flow is BRL 4,185.

On September 30, 2022, the Company merged the Target Companies, whose book value, direct and indirect, was BRL 9,152,692. The merger did not result in a capital increase, considering that the Company held, directly or indirectly, 100% of the share capital of the target Companies.

Share purchase and sale – Caravelas

On June 29, 2022, the Company communicated to the market that, having entered into a share purchase and sale agreement, as Buyer, and that on the closing date it will acquire all the shares issued by Caravelas Florestal S.A. (“Caravelas”).

In consideration for the Caravelas shares, the Company undertook to pay the price of BRL 336,000, which would be adjusted until the closing of the Transaction and paid in a single installment after verifying conditions precedent, generally practiced by the market in this type of transaction, including the approval/final decision of the Transaction by the Administrative Council for Economic Defense (“CADE”). The base price was subject to adjustment and post-closing adjustments based on changes in Caravelas' debt, cash, and other costs involved.

On August 9, 2022, the Company completed the acquisition of all Caravelas shares and, considering adjustments provided in the agreement, paid BRL 356,854. The base price was adjusted and paid at BRL 10,428, as provided in the agreement.

The Company opted to apply the concentration test to identify the fair value concentration under CPC15 (R1) / IFRS 3. The transaction was accounted for as a purchase of assets since the main asset (fixed assets) substantially concentrates all the fair value of the set of assets acquired.

On September 30, 2022, the Company merged Caravelas, whose book value was BRL 111,323. The merger did not result in a capital increase, considering that the Company held 100% of the share capital of Caravelas.

Acquisition of tissue business in Brazil

On October 24, 2022, the Company communicated to the market that it agreed to the acquisition of Kimberly-Clark's tissue business in Brazil. The base price of the transaction is USD 175 million (equivalent to BRL 922,915 on the date of execution of the agreement), subject to the usual

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

adjustments for this type of transaction, and will be paid in full on the date of conclusion of the transaction, which is subject to the fulfillment of conditions precedent and approval by the Administrative Council for Economic Defense (CADE).

The acquisition involves a factory located in Mogi das Cruzes (SP), which contractually provides for the installed capacity of approximately 130,000 tons per year for manufacturing, marketing, distributing, and/or selling tissue products in the country, including ownership of the brand “NEVE”, bringing to Suzano complementarity of brands, product categories, and geography.

Fibria

On January 14, 2019, a transaction was concluded which resulted in the Company’s ownership of all shares issued by Fibria Celulose S.A. (“Fibria”), which, on April 1st, 2019, was merged by the Company. With the Operation, we sought to create a solid company, with top-tier assets, strategically located, capable of supplying customers on all continents with its products efficiently.

As estimated by Management, the integration of the Company’s and Fibria’s activities enabling Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry. In the fiscal year 2020, the curve for capturing estimated operational synergy gains as a result of the business combination with Fibria was completed, and reached regular estimated gains of BRL 1.3 billion per year (before taxes). Operational synergies were achieved by reducing costs, expenses, capital investments, and indirect taxes from the supply, forestry, industrial, logistics, commercial, administrative, and personnel areas.

c)unusual events or transactions

In years 2022, 2021 and 2020 there were no unusual events or transactions that were not already specified.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.5. Officers’ comments on:

Non-accounting measures

The Company's consolidated annual financial statements were prepared under the rules of the Brazilian Securities Commission (CVM) and the Accounting Pronouncements Committee (CPC) and comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company's unaudited consolidated intermediate financial information was prepared under IAS 34 – Intermediate Statements issued by the IASB and accounting practices adopted in Brazil for intermediate financial statements (Technical Pronouncement – CPC 21 – “Intermediate Financial Information”). The data in this document were obtained from the financial information provided to CVM.

a.Value of non-accounting measures

EBITDA and Adjusted EBITDA

A non-accounting measure under CVM and IFRS is any financial measure presented that differs from all relevant accounting standards disclosed by CVM and IFRS. We disclose Suzano's EBITDA and Adjusted EBITDA, which are considered non-accounting measures under CVM and IFRS. EBITDA is calculated as net profit (loss) plus net financial result, income tax and social contribution, and depreciation, amortization, and depletion. Suzano's adjusted EBITDA is defined as adjusted EBITDA added or excluded from (i) exceptional adjustments, which, as defined by Management, are those without impact on the Company's business, such as the Losango project, resulting from the sale of fixed and biological assets, exclusion of ICMS from PIS/COFINS tax base), expenses related to social actions to combat COVID-19 and civil contingency provision; and (ii) non-cash adjustments, understood as the adjustments that affect the income statement, but with no cash impact for the Company, such as provision (reversal) for loss of ICMS credits, effective loss of the contract advance program development, the restatement of the fair value of biological assets, income from the sale and disposal of fixed and biological assets, equity method, write-off of other comprehensive income of Suzano Trading and Impairment of non-financial assets.

The non-accounting measures described in this section should not be considered alone or as a substitute for directly comparable accounting measures prepared under CVM and IFRS, such as net income or other performance measures.

Management and the Company believe that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

b.Conciliations between the amounts disclosed and the amounts in the EBITDA and Adjusted EBITDA financial statements

The table below shows the breakdown of EBITDA and Adjusted EBITDA for the fiscal years ended December 31, 2022, 2021, and 2020:

(BRL thousand)	2022	2021	2020
Net profit	23,394,887	8,635,532	(10,714,934)
Financial result, net	(6,432,800)	9,347,234	26,085,523
Income tax and social contribution	5,260,694	197,425	(6,927,194)
Depreciation, amortization and depletion	7,407,890	7,041,663	6,772,780
EBITDA	29,630,671	25,221,854	25,221,854
Provision (reversal) for loss of ICMS credit (1)	58,003	(98,683)	(79,010)
Provision for forestry partnership advance losses (1)		2,702
Provision for Loss of PIS and COFINS (1)			11,063
Update of the fair value of biological assets (1)	(1,199,759)	(763,091)	(466,483)
Income from the sale and write-off of fixed and biological assets (1)	(19,436)	38,812	25,484
Equity method (1)	(48,240)	(130,318)	(36,142)
Equity Method - Write-off of other comprehensive income of Suzano Trading (1)	(236,128)	78,406
Impairment of non-financial assets (1)		58,026	45,435
Transaction expenses with Fibria (2)			992
Expenses with obligations and contracts termination (3)			6,703
Losango Project Adjustments (4)		(9,138)
Income from the sale of fixed and biological assets (5)		(543,815)
Exclusion of ICMS from the PIS/COFINS base (6)	1,324	(441,880)
White Martins Agreement (7)			376
Provision for payment of ITBI and fees (8)			10,529

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Expenses related to social actions to combat COVID-19 (9)	178	25,285	184,691
Provision – Civil Contingency(10)		32,763
Closing Project 5.1 Mucuri (11)			29,679
Extension of the PCHM grant (12)	(7,711)
Fines and contract terminations (13)	16,000
Adjusted EBITDA	28,194,902	23,470,923	24,955,171

1. Non-box adjustments.

2. Expenses incurred in connection with the business combination.

3. Expenses with disassembly Facepa machines.

4. Provisions related to the Losango project, mainly write-off of advances from the forestry development program and write-off of the wood inventory in the field.

5. Result of the sale of biological and fixed assets related to the main contracts with Bracell and Turvinho (see note 1.2.2 of our financial statements) and Klabin.

6. In the year ended December 31, 2021, the total amount of PIS and COFINS tax credits to be recovered recognized by the Company, following the order issued by the Federal Supreme Court ("STF") regarding the exclusion of ICMS from the tax base of PIS and COFINS, is BRL 441,880 (Note 20.3.1 of the F-Pages), in the year ended 31.2022, this provision was adjusted, decreasing it by BRL 1,324. The current amount of the provision is BRL 440,556.

7. Fine for termination resulting from supply incidents.

8. Provisions for payment of ITBI and fees related to land acquisition before 2015.

9. Impacts on operations and expenses related to COVID-19

10. Refers to new provisions for exceptional civil actions.

11. Refers to a 2016 project at the Mucuri unit that was interrupted.

12. Refers to the extension of the grant of Mucuri S.A.

13. Refers to the fine for contract termination due to the permanence of the barge.

c.Reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and the outcome of the Company’s transactions

EBITDA and Adjusted EBITDA

The Company considers EBITDA and Adjusted EBITDA, with all the limitations previously mentioned, and together with the other available accounting and financial information, to be a reasonable indicator of comparison among its main Market competitors. The EBITDA margin, which results from dividing Adjusted EBITDA by the Company’s net revenue, also meets the above definitions.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Management and the Company believe that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.6. Comments of Officers:

Events subsequent to the latest financial statements

The Company’s consolidated financial statements for the fiscal year ended on December 31, 2022 were authorized by the Company’s Board of Directors and issued on February 28, 2023.

The following events subsequent to the financial statements for the 2022 fiscal year were verified, in accordance with the rules set forth in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022.

STF Decision – res judicata on tax matters

On February 08, 2023, the Brazilian Federal Supreme Court concluded the judgment related to Topics 881 and 885, which discuss the res judicata effects. Although until the date of preparation of these financial statements the content of the decisions has not been published and is available, the Company is not a party to any process in which a tax is not being collected due to a final and unappealable decision, therefore the Company will not have any material adjustment of provision due to the decisions issued on February 08, 2023.

Cancellation of treasury shares

On February 28, 2023, the Company resolved to cancel 37,145,969 common shares, which were being held in treasury, without changing the share capital and against the available profit reserve balances. After the cancellation of shares, the share capital of BRL 9,269,281 is now divided into 1,324,117,615 common shares, all registered, book-entry and with no par value.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.7. Comments of Officers:

Income allocation policy

	Fiscal Year Ended on 12.31.2022	Fiscal Year Ended on 12.31.2021	Fiscal Year Ended on 12.31.2020
a. Rules on retained earnings	In accordance with the Company’s Bylaws, the net profit will have the following allocation:	In accordance with the Company’s Bylaws, the net profit will have the following allocation:	In accordance with the Company’s Bylaws, the net profit will have the following allocation:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;

(ii) the amounts allocated to the Contingency Reserve, if established;

(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;

(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Executive Board, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the      share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;

(ii) the amounts allocated to the Contingency Reserve, if established;

(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;

(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Executive Board, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the      share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;

(ii) the amounts allocated to the Contingency Reserve, if established;

(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;

(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Executive Board, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the      share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

a.i. Amounts of Retained Earnings

The net profit for the period was BRL 23,381,616,833.74, which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital.

v.
BRL 1,169,080,841 for the creation of the Legal Reserve, in accordance with art. 193, §§ 1 and 2, of the Brazilian Corporation Law;

vi.
BRL 66,870,534.35 for the creation of the Tax Incentives Reserve, in accordance with art. 195-A of the Brazilian Corporation Law;

vii.
BRL 2,256,366,997 for the payment of minimum mandatory dividends and BRL 93.633.002 of final dividends;

viii.
BRL 133,007,893, related to the realization, by means of depreciation and/or write-off of items of fixed assets, of the deemed cost to certain assets on the initial adoption of the International Financial Reporting Standards - IFRS, to be absorbed by the Equity Valuation Adjustment account;

ix.
BRL 2,965,561,166 for the creation of the Reserve for Capital Increase, in accordance with art. 26, letter (d), of the Company’s Bylaws; and

x.
BRL 1,993,098,282 for the creation of the Special Statutory Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws.

The net profit for the period was BRL 8,626,386,669 , which was partially absorbed by BRL 3,926,014,830 related to accumulated losses from the previous period. The remaining income was BRL 4,700,371,839, which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital.

i.
BRL 235,018,591 for the creation of the Legal Reserve, in accordance with art. 193, §§ 1 and 2, of the Brazilian Corporation Law;

ii.
BRL 812,908,608 for the creation of the Tax Incentives Reserve, in accordance with art. 195-A of the Brazilian Corporation Law;

iii.
BRL 913,111,159 for the payment of minimum mandatory dividends;

iv.
BRL 140,515,406, related to the realization, by means of depreciation and/or write-off of items of fixed assets, of the deemed cost to certain assets on the initial adoption of the International Financial Reporting Standards - IFRS, to be absorbed by the Equity Valuation Adjustment account;

v.
BRL 86,888,840 for the creation of Reserve allocated to the distribution of dividends;

vi.
BRL 2,513,664,040 for the creation of the Reserve for Capital Increase, in accordance with art. 26, letter (d), of the

No earnings were retained due to the determination of a loss for the fiscal year ended on December 31, 2020. Considering that a net loss was determined, part of the amount was absorbed by the Profit Reserve and the balance was allocated to the accumulated losses account, pursuant to the sole paragraph of article 189 of the Brazilian Corporation Law, and no dividends were distributed for the year in question.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

xi. BRL 14,972,323,377 for the creation of the capital budget, in accordance with art. 196 of the Law 6,404/76.	Company’s Bylaws; and vii. BRL 279,296,004 for the creation of the Special Statutory Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

a.ii. Percentages with respect to the total reported profits

The net profit for the period was BRL 23,394,888,686, which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital.

i.
The Legal reserve: 5%

ii.
Tax incentives reserve: 0.29% based on the Net profit.

iii.
Minimum mandatory and final dividends: 10.05% based on the Net profit.

iv.
Reversal of expired dividends: (0.01%) based on the Net profit.

v.
Realization of equity valuation adjustment: (0.57%) based on the Net profit.

vi.
Reserve for capital increase: 12.68% based on the Net profit.

vii.
Special statutory reserve: 8.52% based on the Net profit.

v.
Creation of Investment Reserve through the capital budget Proposal: 64.03% based on the Net profit.

The net profit for the period was BRL8,626,386,669

, which was partially absorbed by BRL 3,926,014,830 related to accumulated losses from the previous period. The remaining income was BRL 4,700,371,839, which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital.

i.
The Legal reserve: 5.0%

ii.
Tax incentives reserve: 17.3% based on the Net profit after absorption of accumulated losses.

iii.
Minimum mandatory dividends: 19.4% based on the Net profit after absorption of accumulated losses.

iv.
Reserve allocated to the distribution of dividends: 1.8% based on the Net profit after absorption of accumulated losses.

v.
Realization of equity valuation adjustment: (3.0%) based on the Net profit after absorption of accumulated losses.

vi.
Reserve for capital increase: 53.5% based on the Net profit after absorption of accumulated losses.

vii.
Special statutory reserve: 5.9% based on the Net profit after absorption of accumulated losses.
Not applicable, once the Company did not retain earnings in this fiscal year.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

b. Rules on distribution of dividends

As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.

As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.

As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.

The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.

The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.

The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.

Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.

Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.

Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.

For the purposes of calculation of the amount to be paid as minimum mandatory dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.

Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.

For the purposes of calculation of the amount to be paid as minimum mandatory dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.

Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.

For the purposes of calculation of the amount to be paid as minimum mandatory dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.

Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.

By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.

In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.

By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.

In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.

By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.

In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

c. Period of distributions of dividends

The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves. Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an Intermediate dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves. Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an Intermediate dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves. Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an Intermediate dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

d. Any restrictions to distribution of dividends imposed by the law or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration orders	Not applicable.	Not applicable.	Not applicable.

e. If the issuer has a formally approved income allocation policy, inform the body in charge for the approval, approval date and, if the issuer discloses the policy, the locations on the World Wide

Web where the document can be viewed

	Not applicable, since the Company does not have a formally approved income allocation policy.	Not applicable, since the Company does not have a formally approved income allocation policy.	Not applicable, since the Company does not have a formally approved income allocation policy.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.8. Comments of Officers:

Relevant items not evidenced on financial statements

a)the assets and liabilities held by the Company, directly or indirectly, that are off-balance sheet items

The officers report that the Company does not have any material assets or liabilities that are not reflected in the Company’s consolidated financial statements for the years ended on December 31, 2022, 2021 and 2020. All of its interests and relationships with subsidiaries are disclosed in the Consolidated Financial Statements.

(i)receivables portfolios written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities

The Company’s Officers clarify that there are no written-off receivables portfolios over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset not shown in the Company’s balance sheets for the years ended on December 31, 2022, 2021 and 2020.

(ii)future sales agreement of products or services

In the ordinary course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, electric power, transportation and natural gas. The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities recorded in addition to the amount that is recognized monthly. In the year ended on December 31, 2022, these long-term commitments are in the total amount of BRL 14,875.22 per year (BRL 13,488,327 per year at December 31, 2021 and BRL 12,429,229 per year at December 31, 2020).

(iii)unfinished construction agreements

The Company’s Officers clarify that there are no unfinished construction agreements applicable to the Company under CPC 17 (R1) – Construction Agreements for the years ended on December 31, 2022, 2021 and 2020.

(iv)future financing receivables contracts

The Company’s Officers clarify that there are no future financing receivables contracts in the Company’s balance sheets for the years ended on December 31, 2022, 2021 and 2020.

b)other items not evidenced on financial statements

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Not applicable, because the Company’s officers said that there are no relevant items not evidenced on financial statements of the Company for the years ended on December 31, 2022, 2021 and 2020.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.9. Comments of Officers:

Comments on items not evidenced on financial statements:

a)how such items change or may change revenues, expenses, the operating result, financial expenses or other items of the Company’s financial statements; b) nature and purpose of the transaction; c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction.

(i)Operating lease-purchase agreements

The Company’s Officers clarify that there are no operating lease-purchase agreements, assets or liabilities that are Company’s off-balance sheet items for the years ended on December 31, 2022, 2021 and 2020.

(ii)Take or Pay Contracts

In the ordinary course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, electric power, transportation and natural gas, as described in the note 24 of the financial statements for the year ended on December 31, 2022.

The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities in addition to the amount that is recognized monthly. In the year ended on December 31, 2022, these long-term commitments are in the total amount of BRL 14,875.22 per year (BRL 13,488,327 per year at December 31, 2021 and BRL 12,429,229 per year at December 31, 2020).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.10. Comments of Officers:

Business plan

a)Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments, (ii) sources of investment financing; and (iii) relevant divestments in progress and planned divestments.

The Statutory Executive Board of Officers reaffirms its long-term profitability strategy and remains committed to the execution focused on performance combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry and sustainability in its operations.

Suzano seeks a continuous evolution, through a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant advances in the execution of the Company’s strategy to create value in a sustainable manner.

The Company has made important advances in the adjacent business strategy, which seeks new uses for our asset base, diversifying products with more profitable and scalable businesses.

i)CAPEX 2022: As shown in the table below, the Company provides for 2023 fiscal year a CAPEX of BRL 18.5 billion, of which BRL 6.4 billion refer to maintenance, BRL 8.9 billion refer to the development of the Cerrado Project and the balance, in the total amount of BRL 3.2 billion, comprises investments in land and forests, expansion, modernization and others in order to benefit the efficiency of the transaction.

CAPEX (BRL billions)	2021	2022[1]	2023
Maintenance	4.7	5.0	6.4
Expansion, Modernization, Port Terminals and Others	0.5	0.6	0.8
Lands and Forests	0.4	0.7	2.4
Cerrado Project	0.7	7.3	8.9
Total	6.3	13.6	18.5

1 As published in the 4Q22 earnings release.

ii)Divestment: Pursuant to the Notice to the Market published on December 12, 2019, on the same date, the Company entered into the Agreement for Sale of Standing Forests and Other Covenants with

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Klabin S.A. (“Klabin”), through which the Company sold and Klabin purchased standing eucalyptus forests, located in the southern area of the State of São Paulo, representing approximately 14 thousand hectares of planted forests (“Forests Sales Transaction”), which currently constitute nonoperational assets of the Company, for an aggregate amount of approximately four hundred million reais (BRL 400 million reais). Payment will be made proportionately to the volume of forest harvested and will occur from 2020 to 2026. As per the Notice to the Market published by the Company on November 20, 2020, on January 05, 2021 the Company completed the transaction of disposal of twenty-one thousand and sixty-six (21,066) hectares of rural property located in the central region of the state of São Paulo (by sale of land, by assignment of lease agreement and acquisition of additional wood volume) to Bracell SP Celulose Ltda. and Turvinho Participações Ltda, receiving the purchase price of one billion, fifty-six million, seven hundred fifty-four thousand and nine hundred and fifty reais (BRL 1,056,754,950.00). The transactions above are aligned with the Company’s deleveraging plan announced to the market, and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy

On the main investments already made, for more information, see Section 2.4. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may prevent such expectations from being met or being substantially different from what was expected. For more information on the Company’s risks, see items 4 and 5 of the Reference Form.

b)Acquisitions already disclosed of plants, equipment, patents or other assets that may materially influence the Company’s productive capacity

On 2022, the Company announced two acquisitions: (a) Parkia, completed on June 22, 2022, according to the Material Fact disclosed on the respective date. The transaction had a total amount of US$ 667 million, paid in 2 installments: (i) the first paid on the completion date, with the amount of BRL 1.7 billion (on a cash basis, as per Cash Flow Statement announced in the 2nd quarter of 2022), (ii) the second is to be paid in 12 months from this completion date; and (b) Caravelas Florestal, in the total amount of BRL 360 million, completed on August 9, 2022, in accordance with the Notice to the Market published on the respective date.

The transactions are aligned with Suzano’s strategy of being “best-in-class” in the total cost of pulp, through the reduction of expenditure in the purchase of wood, as well as guaranteeing a forest base in strategic areas for its transactions in the long term.

c)New products and services, indicating (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services

The extent of new businesses that innovate and break paradigms contributes to the Company's growth with investments in projects of high profitability and scalability, and helps to build avenues of diversification, creating sustainable value.

Tissue:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

As per the Material Fact disclosed on December 19, 2019, in 2020, through the monetization of ICMS claims held by the Company, a conversion plant for the production of toilet paper and paper towel was built in the city of Cachoeiro do Itapemirim (ES), with a capacity of thirty thousand (30,000) tons per year.

On March 29, 2022, the Company announced its intention to build a Tissue paper mill and convert it into toilet paper and paper towels in the city of Aracruz, in the state of Espírito Santo, with a capacity of sixty thousand (60,000) tons per year. The effective implementation of the new plant is subject to the approval of the Company’s internal bodies, including the Board of Directors, as well as the execution of agreements with the respective suppliers. The Company estimates an investment of around BRL 600 million and an implementation period of approximately two (2) years from the approval date of the undertaking. Suzano intends to make the investment using the balance of ICMS claims it has in the state, which will depend on the presentation of a specific project and authorization from the competent authorities. The construction of the new plant in Aracruz is aligned with Suzano’s strategy to advance in the links of the chain, always with a competitive advantage, as for example in the growing Brazilian market for sanitary products.

Still in convergence with the strategy to advance in the links of the chain, Suzano announced, pursuant to the Notice to the Market published on October 24, 2023, the acquisition of all the quotas held by KC Brasil in a new company that will own the assets related to the business of manufacturing, marketing, distribution and/or sale in the country of tissue products, such as toilet paper, paper towels, napkins, tissues, as well as other paper products, including ownership of the “NEVE” brand. As part of the deal, the other global brands currently used by KC Brasil will be licensed to the Company for a fixed term. The main asset provided in the Transaction refers to a tissue production plant, located in the city of Mogi das Cruzes, in the state of São Paulo, with annual production capacity of approximately 130,000 tons.

Lignin:

In the development of new products and processes, Suzano continuously invests in the search for technologies capable of adding value to its current business. Lignin production is scheduled to start in 2020 at the Limeira Unit (SP). With a capacity of 20 thousand tons per year, the Company will start operating in the kraft lignin segment and in a new technological frontier for the industry. Lignin may be used as a raw material from a renewable source to replace petroleum-based chemicals, in several added-value applications. Suzano is the first producer of kraft lignin and derivatives in Latin America and the first in the world to produce lignin from planted and certified eucalyptus forests, which will open up unique opportunities to explore the identified potential.

New Products:

Suzano has also invested in other research projects using the biomass and pulp as a raw material for new products. In this scope, a partnership with Ensyn was formed, a company based in the United States in which Suzano has an equity interest since 2012, in biopetroleum production projects. In 2020, the Company supported the product development process in co-processing applications at refineries and business model and project evaluation.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Development of applications and products from the microfibrillated pulp production is another line of research and business development at Suzano. In addition to the use of this product in paper and consumer goods, Suzano has developed applications in different markets, such as, paints, asbestos cement, cosmetics, cleaning products, hygiene, among others. In 2022 we had the implementation of a 20,000 ton MFC plant in Limeira. The plant is in the startup phase for production throughout 2023.

Spinnova:

One of the applications developed from the microfibrillated pulp production was in the textile industry. Today Suzano has a 19% equity interest in Spinnova, a Finnish materials innovation startup. In 2021 Suzano announced the creation of Woodspin, JV with Spinnova, jointly investing 22 million Euros to build the first commercial scale SPINNOVA® production unit. Suzano also announced the creation of a MFC (microfibrillated pulp) plant that will supply the Woodspin plant. In 2022, we had the implementation of both plants, of 1,000 tons/year in Jyväskylä, Finland, where Spinnova’s Research and Development (R&D) center is located. Both plants are in the startup phase for production throughout 2023 and Spinnova’s sustainable fiber, created from wood and waste without the use of harmful chemicals, will be available to global textile brands later this year.

d)opportunities embedded in the issuer’s business plan related to ESG issues

The union of innovation and sustainability is essential to allow Suzano to transform renewable raw materials from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. The Company seeks to be an agent of change and develop solutions to address society’s greatest challenges. Combining eco-efficient operations, eucalyptus plantations and conservation areas, it is a company that contributes to fighting climate change, improving the lives of the communities where it is present. Thus, sustainability is an essential part of Suzano’s strategy and governance practices.

As part of the Company’s strategic view, in 2020 there was the launching of growth roads, which are: i) Being “Best-in-Class” in the view of total Pulp cost; ii) Maintaining relevance in pulp, through good projects; iii) Advancing in the links of the chain, always with competitive advantage; iv) Being bold in the expansion of new markets; and v) Being a protagonist in sustainability. In the latter, the Company is focused on being part of the solutions for a fairer and more sustainable society. Therefore, the Company has assumed ambitious long-term goals that reveal how it will generate and share value with the audiences with which is involved, in addition to caring for the planet and maximizing the generation of value in its business.

The Company understands its role in fighting climate change. Native forests (which correspond to about 40% of its forestry base) and eucalyptus plantations together contribute directly to the removal of CO₂ from the atmosphere. Therefore, Suzano is committed to doing more than neutralizing the direct and indirect emissions from its value chain. Its goal is to remove significant additional amounts of carbon from the atmosphere, mitigating the effects of the global climate crisis. The following climate-related targets are among the Company’s long-term sustainability goals:

●	Remove 40 million tons of CO carbon₂ equivalent by 2025; and
●	Reduce by 15% the intensity of greenhouse effect gases emissions (scopes 1 and 2) by 2030

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

The company has a potential pipeline of approximately 30 million tons of carbon equivalent credits that, once certified, can be offered in the market.

Suzano ended two carbon projects from reforestation of native trees and eucalyptus in the state of Mato Grosso do Sul. The projects were independently audited and are awaiting final registration with the certifier Verra. Additionally, they must generate social and environmental benefits that are called co-benefits, with activities that can reflect in the improvement of air quality, water quantity and quality, biodiversity conservation, greater access to energy, income generation, among others.

Further reinforcing its commitment to promote regenerative businesses, in November 2022 Suzano announced, together with the companies Itaú Unibanco, Marfrig, Rabobank, Santander and Vale, the creation of a company totally dedicated to forest restoration, conservation and preservation activities in Brazil. The goal of the initiative is, over the course of 20 years, to reach a total restored and protected area of 4 million hectares of native forests in different Brazilian biomes, such as the Amazon, Atlantic Forest, and Cerrado. The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro.

On the energy efficiency front, the Company has an goal to increase by 50% the export of renewable energy to the grid by 2030, the result of which is reflected in a reduction of pulp production cash costs. This cost reduction derived from the capacity to self-generate renewable energy from biomass being aligned with the sustainable development guidelines for the company set out in its business plan. This exportation contributes to the country’s energy demand and to the renewability of the energy matrix, supporting the transition to a low-carbon economy.

On the innovation front, Suzano has a goal of making available 10 million tons of products of renewable origin, which can substitute plastic and other petroleum derivatives - from zero to 10 million by 2030, also bringing diversification to the Company’s product portfolio. Products of renewable origin are those made from resources that come from nature, such as cellulose from eucalyptus, and that can be regenerated in a short period of time. Increasing the availability of products of renewable origin, in addition to those we have traditionally produced in our business, is to enable a transition economy and strengthen the consolidation of a regenerative economy.

In addition to these goals, the Company works on other strategic ESG issues, such as: diversity and inclusion, education and poverty reduction, water management on forestry and industry, waste reduction and promotion of biodiversity;

On the sustainable finance front, the Company has been active in issuing debt linked to sustainability targets, issuing debt at a competitive cost. In this regard, the Company currently has three Sustainability linked-bonds, which involve the following targets:

●	SLB 2031: Reduction of GHG emissions intensity (reduce Greenhouse Gas emissions intensity of scopes 1 and 2), with a +25 bps impact on the coupon in case of non-achievement;
●	SLBs 2032: Reduction in the water intensity withdrawn in industrial operations (reduce water withdrawal in industry per ton of product), with a +12.5 bps impact on the coupon in case of non-achievement, and increase the number of women in leadership positions (reach 30% women in leadership positions (functional management and above) by 2025), with +12.5 bps impact on the coupon in case of non-achievement, for each bond issued;
●	SLBs 2028: Reduction of the intensity of water withdrawn in industrial operations (reduce water withdrawal in the industry per ton of product), with a +25 bps impact on the coupon in case of non-achievement, and increase the number of women in leadership positions (reach 30%

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

women in leadership positions (functional management and above) by 2025), with +25 bps impact on the coupon in case of non-achievement;

In addition to the SLBs, at the beginning of 2021, the Company contracted an export prepayment sustainability-linked loan (SLL), in the amount of US$ 1,570 million. The facility has two sustainability performance targets (SPTs), associated with: (a) reduction of greenhouse gas (GHG) emissions intensity; and (b) reduction of industrial water withdrawal.

Lastly, at the end of 2022 Suzano contracted a new credit facility (Export Credit Supported Facility) to finance equipment and services associated with the Cerrado Project. The Export Credit Supported Facility will be financed by Finnish Export Credit – FEC and guaranteed by Finnvera, a Finnish export credit agency, in a total amount of up to US$ 800 million, or the equivalent in Euros. This transaction has as a condition precedent for the disbursement the environmental and social action plan subsequently agreed upon with the IFC to meet the IFC Performance Standards. Besides, the Company also contracted a new SLL through a new credit facility to finance the Cerrado Project. The loan, granted by the International Finance Corporation (IFC) and a syndicate of commercial banks in the amount of US$ 600 million, has two SPTs associated with targets for: (a) reduction of greenhouse gas (GHG) emissions intensity; and (b) increased representation of women occupying leadership positions in the Company.

Suzano ended 2022 with 39% of its total gross debt tied to ESG instruments (including funding from SBLs, SLLs and green bonds). For 2023 and subsequent years, the Company will continue, as one of the guidelines of its business plan, to study possibilities of increasing the participation of credit facilities and debt instruments linked to sustainability commitments within its overall financing framework.

Our non-financial information is reported annually and audited by a third party. The Annual Sustainability Report and Sustainability Center follow the main frameworks, such as the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI) disclosure standards guidelines. More information is available on our Investor Relations website (www.suzano.com.br/ri).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2.11. Comments of Officers:

Other factors with relevant influence

As a result of the current conflict between Russia and Ukraine, the Company continuously monitors its direct and indirect effects, reflected in society, economy, and markets (international and domestic), in order to assess possible impacts and risks to its business.

Thus, we can separate into four (4) the Company’s main evaluation areas:

●	People: Suzano has no employees, nor facilities, of any nature in the locations related to the conflict.

●	Inputs: the Company has not identified any short or long term risk of a possible interruption or shortage in the supply of inputs for its industrial and forestry activities. So far, only a greater volatility in the power prices and commodity inputs has been verified.

●	Logistics: at the international level there was no change in logistical operations, that is, all the routes used remain unchanged and the moorings in the planned locations are maintained. At the domestic level, no change was identified in logistical flows either.

●	Commercial: to this date, the Company continues with its transactions as planned, maintaining service to its clients in all sectors of activity. Only the suspension of sales to a few clients located in Russia was determined, with no significant financial impact.

Finally, it is worth mentioning that, as a result of the current scenario, the Company has maintained actions to increase the monitoring together with its main stakeholders, in order to ensure the necessary updating and the flow of timely information to the dynamics of the global situation for its decision making.

Other relevant events

Up to the date of this Reference Form, no other events, other than those described in this section 2.11, have materially affected the Company.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

III.	Capital Budget

Capital Budget Proposal

Management Proposal for Capital Budget for Fiscal Year 2023

The Company presents the proposed capital budget for the fiscal year of 2023 for posterior approval by the Annual General Shareholders’ Meeting in the amount of eighteen billion, four hundred ninety-four million, seven hundred and sixty-four thousand reais (BRL 18,494,764,000.00) approved by the Board of Directors at a meeting held on March 23, 2023.

Source
Earnings retained related to the fiscal year ended on December 31, 2022 (Section 196 of Law 6,404/76).	fourteen billion, nine hundred seventy-two million, three hundred and twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL 14,972,323,377.05).

Other own or third-party resources.	three billion, five hundred twenty-two million, four hundred and forty thousand, six hundred and sixty-two reais and ninety-five cents (BRL 3,522,440,662.95)

Investments
Planned investment to meet the Company’s commitments in its growth strategy of expanding production capacity and improving processes, as detailed below:	eighteen billion, four hundred ninety-four million, seven hundred and sixty-four thousand reais (BRL 18,494,764,000.00)
CAPEX - 2023
● Maintenance	6,360,197,000

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Industrial Maintenance	1,301,342,000
Forestry Maintenance	4,809,059,000
Others Maintenance	249,796,000
● Expansion and Modernization	732,418,000
● Lands and Forests	2,419,936,000
● Port Terminals	11,600,000
● Others	33,635,000
● Cerrado Project	8,936,978,000
TOTAL	18,494,764,000

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

IV.	Exhibit A of CVM Resolution No. 81/22

ALLOCATION OF NET INCOME

1. Inform the net income for the year

In the year ended on December 31, 2022, Suzano S.A. (“Company”) recorded a net income of twenty-three billion, three hundred eighty-one million, six hundred and sixteen thousand, eight hundred thirty-three reais and seventy-four cents (BRL 23,381,616,833.74).

2. Inform the global amount and the value per share of dividends, including anticipated dividends and interest on equity already declared

The meeting of the Company’s Board of Directors held on December 1st, 2022 (“BDM 12.01.2022”), resolved on the approval of anticipated dividends distribution, as interim dividends to the net income account for the year determined in the interim balance sheet drawn up on September 30, 2022 (“Interim Dividends”), of two billion, three hundred and fifty million reais (BRL 2,350,000,000.00), corresponding to BRL 1.794780909 per share issued by the Company, considering the number of “ex-treasury” shares on the approval date.

No additional dividends have been proposed for approval at the Company’s Annual and Extraordinary General Shareholders’ Meetings to be held on April 26, 2023 (“AESM”).

3. Inform the percentage of net income for the year distributed

The dividends distributed represent ten-point-zero-five percent (10.05%) of the net income for the year.

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

There was no distribution of dividends and interest on equity (JCP) based on profits from previous years.

5. Inform, after deducting the anticipated dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, separately, per share of each type and class

Not applicable.

b. The form and term of payment of dividends and interest on equity

Not applicable.

c. Possible levy of restatement and interest on dividends and interest on equity

Not applicable.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

d. Date of the declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

Not applicable.

6. If there has been a declaration of dividends or interest on equity based on profits determined in half-yearly balance sheets or in shorter periods

a. Inform the value of dividends and interest on equity already declared

As indicated above, the BDM 12.01.2022 declared the amount of two billion, three hundred and fifty million reais (BRL 2,350,000,000.00) as interim dividends, which will be attributed to the minimum mandatory dividend for the fiscal year ended December 31, 2022, pursuant to Section 202 of the Brazilian Corporations Law and Article 28 of the Bylaws.

b. Inform the date of the respective payments

The payment of the interim dividends in the amount of two billion, three hundred and fifty million reais (BRL 2,350,000,000.00) referred to in item (a) above occurred on December 27, 2022.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net income for the year and the three (3) previous years

Profit (loss) per share (in BRL thousand)	2022	2021	2020
ON	17.57724	6.39360	(7.94890)

b. Dividend and interest on the stockholders’ equity distributed in the three (3) previous years

Year	Pay Day	Dividends	ON (per share)
2021	01/27/2022	BRL 1,000,096,676.07	BRL 0.741168104
2021	05/13/2022	BRL 799,903,323.93	BRL 0.59280552075
2022	12/27/2022	BRL 2,350,000,000.00	BRL 1.794780909

There was no distribution of dividends or interest on equity (JCP) in the fiscal year ended on December 31, 2020.

8. If profits are allocated to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount of one billion, one hundred sixty-nine million, eighty thousand, eight hundred and forty-one reais and sixty-nine cents (BRL 1,169,080,841.69), pursuant to Section 193, paragraphs 1 and 2, of the Brazilian Corporations Law, was intended for the constitution of the Legal Reserve.

b. Detail how the legal reserve is calculated

The net income for the period was twenty-three billion, three hundred eighty-one million, six hundred sixteen thousand, eight hundred and thirty-three reais and seventy-four cents (BRL 23,381,616,833.74), of

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

which, 5% were allocated to the constitution of the legal reserve up to the limit of 20% of the share capital, pursuant to Section 193 of Law No. 6,404/76 and pursuant to Article 26, item (a) of the Company’s Bylaws.

9. If the company has preferred shares entitled to fixed or minimum dividends:

a. Describe how fixed or minimum dividends are calculated; b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends; c. Identify whether any unpaid installment is cumulative; d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares; e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation method provided for in the bylaws

Article 26, item (c) of the Company’s Bylaws establishes the payment of a dividend that represents, in each year, the equivalent of the lowest amount between: (i) twenty-five percent (25%) of the adjusted annual net income in the form of Section 202 of the Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s Operating Cash Generation in the respective Fiscal Year, as provided for in Article 26, paragraph 3 of the Company’s Bylaws.

For the current fiscal year, the amount of dividends distributed in advance, in compliance with Article 26 of the Bylaws, represents ten point forty-one percent (10.41%) of the Company’s consolidated Operating Cash Generation for the year ended on December 31, 2022, calculated according to the formula below:

GCO = Adjusted EBITDA - Maintenance CAPEX

Operating cash generation (EBITDA)

Accounting EBITDA	29,630,670,612.22
Non-Recurring Adjustments:
Non-recurring items and/or non-cash	(1,435,772,372.28)

Adjusted EBITDA	28,194,898,239.94
Maintenance Capex (Sustain)	(5,631,233,840)
GCO = Adjusted EBTIDA - Maintenance Capex (Sustain)	22,563,664,400.11

Anticipated Dividends - RCA 12.01.2022	2,350,000,000.00

Consisting of:
Dividends (10%) - Art. 26, “c” of the Bylaws	2,256,366,997.47
Additional Dividends	93,633,002.53

Where:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

“GCO” means the consolidated Operating Cash Generation for the Company’s fiscal year ended December 31, 2022, expressed in national currency.

“EBITDA” means the net income for the Company’s fiscal year ended December 31, 2022, expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

b. Inform if it is being paid in full

Yes.

c. Inform the amount eventually withheld

Not applicable.

11. If the mandatory dividend is withheld due to the company’s financial situation:

a. Inform the amount of withholding; b. Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows; c. Justify the retention of dividends

Not applicable.

12. In the event of allocation of results to the contingency reserve: a. Identify the amount allocated to the reserve; b. Identify the loss considered probable and its cause; c. Explain why the loss was considered probable; d. Justify the constitution of the reserve

There will be no allocation of results to the contingency reserve.

13. If there is allocation of results to reserve for unrealized profits: a. Inform the amount allocated to the unrealized profit reserve; b. Inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable.

14. In case of allocation of income to statutory reserves:

a. Describe the statutory clauses that establish the reserve;

Pursuant to Article 26, item (d), of the Company’s Bylaws, after the calculation of the minimum mandatory dividend, the balance, if any, will have the destination that, as proposed by the management, is resolved by the General Shareholders’ Meeting, with the right to allocate up to ninety percent (90%) to the Capital Increase Reserve, aiming to ensure adequate operating conditions. Said Reserve cannot exceed eighty percent (80%) of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the semi-annual distribution of dividends, until reaching the limit of twenty (20%) of the share capital.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

b. Identify the amount allocated to the reserve;

Pursuant to item (d) of Article 26 of the Bylaws, the amount of two billion, nine hundred sixty-five million, five hundred sixty-one thousand, one hundred and sixty-six reais and two cents (BRL 2,965,561,166.02), will be allocated to the constitution of the Capital Increase Reserve and the amount of one billion, nine hundred ninety-three million, ninety-eight thousand, two hundred and eighty-two reais and fifty-six cents (BRL 1,993,098,282.56) will be allocated to constitution of the Special Statutory Reserve.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

c. Describe how the amount was calculated.

Allocation of 2022 Result
Net income for the year	23,381,616,833.74
(-) Legal reserve - 5%	(1,169,080,841.69)
(-) Tax incentives reserve	(66,870,534.35)
= Adjusted net income	22,145,665,457.70
(-) Minimum mandatory dividends - (GCO 10%) - BDM 12.01.2022	(2,256,366,997.47)
(-) Supplementary Dividends - BDM 12.01.2022	(93,633,002.53)
(+) Expired dividends	2,309,474.18
(+) Realization of equity valuation adjustment	133,007,893.75
= Profit available for additional allocations	19,930,982,825.63
(-) Capital Increase Reserve	(2,965,561,166.02)
(-) Special Statutory Reserve	(1,993,098,282.56)
(-) Retained Earnings – Section 196	(14,972,323,377.05)

15. If there is retention of profits provided for in the capital budget: a. Identify the amount of retention; b. Provide copy of capital budget.

Pursuant to Section 196 of the Brazilian Corporations Law, the amount of fourteen billion, nine hundred and seventy-two million, three hundred and twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL 14.972.323.377,05) was retained based on the capital budget for the fiscal year ending on December 31, 2023, which is found in Exhibit II to this Management Proposal.

16. If there is allocation of results to the tax incentives reserve

a. Inform the amount destined to the reserve

Pursuant to Section 195-A of the Brazilian Corporations Law, the amount of sixty-six million, eight hundred and seventy thousand, five hundred and thirty-four reais and thirty-five cents (BRL 66,870,534.35) was allocated to the Tax Incentives Reserve.

b. Explain the nature of the destination

Investment subsidies are benefits granted as a stimulus to the implementation or expansion of economic enterprises, including through tax exemption or reduction.

From the advent of Complementary Law No. 160/17, the incentives and fiscal or financial-fiscal benefits related to ICMS, granted by states and the Federal District and considered investment subsidies may no longer be computed in the determination of taxable income, provided they are observed the requirements and conditions imposed by Section 30 of Law No. 12,973/14, among which, the need to have been granted as a stimulus to the implementation or expansion of economic enterprises.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

At the Company, the locations that enjoy such benefits are the industrial units in Mucuri/BA, Belém/PA and Três Lagoas/MS.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

V.	Management (Section 7.3 – CVM Resolution No. 80/22)

7.3 Regarding the members of the Fiscal Council, indicate:

Statutory Executive Board of Officers

The information about the members of the Statutory Executive Board of Officers is not being presented in this act, considering that the election of such members will not be subject to resolution at the AESM to be held on April 26, 2023.

Board of Directors

The information about the members of the Board of Directors is not being presented in this act, considering that the election of such members will not be subject to resolution at the AESM to be held on April 26, 2023.

Fiscal Council

Name	Eraldo Soares Peçanha
CPF (Tax ID)	179.386.437-34
Birth date	09/21/1951
Profession	Accountant
Management body	Fiscal Council
Elective position occupied	F.C. (Effective) – Elected by minority shareholders
Expected election date	04/26/2023
Expected date of possession	04/26/2023
Term of office	Until ASM 2024
Was elected by the controlling shareholder	No
Start date of the first term	04/28/2017
Independent member	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Description of Conviction

Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

Eraldo Soares Peçanha has a degree in Accounting and Business Administration from Universidade Cândido Mendes in Rio de Janeiro. He is currently a member of the Company’s Fiscal Council. Mr. Eraldo also holds the following positions at other companies: (i) a full member of the Fiscal Council of Cadam S.A; and (ii) a member of the Audit Committee of Banco do Estado do Rio Grande do Sul. His main professional experiences include: (i) Aracruz Celulose S.A. - Accounting, Internal Audit, and Controller Manager (1974 to 1996); (ii) CSN-Cia. Siderúrgica Nacional - Controllership and IT Director (1996 to 2003); (iii) Embratel S.A. - Controlling Director and Corporate Governance Executive Director (2003 to 2008); and (iv) Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011). He also acted as a member of the Audit Committee in the open Sas: Vale, Net Serviços de Comunicação, JBS, Ideiasnet, and S.A. Closed: Ferrovia Centro Atlântica, Itá Energética, and Officer Distribuidora Prod. Tecnologia; as an alternate in the S.A. open: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy and Padtec Holding. He was also a member of the Fiscal Council in the private retirement entities of some companies where he worked. Since 2012 he has been working as a consultant in the areas of Corporate Governance, Controllership, and Accounting/Financial Processes & Systems.

Name

Kurt Janos Toth

CPF (Tax ID)

193.789.557-20

Birth date

10/30/1947

Profession

Economist

Management body

Fiscal Council

Elective position occupied

F.C. (Alternate) - Elected by minority shareholders

Expected election date

04/26/2023

Expected date of possession

04/26/2023

Term of office

Until ASM 2024

Was elected by the controlling shareholder

No

Start date of the first term

04/28/2017

Independent member

Not applicable

Type of Conviction

[  ] Criminal Conviction   | [  ] Administrative Proceedings
[  ] Any conviction | [x] N/A

Description of Conviction

Mr. Kurt Janos Toth declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

Kurt Janos Toth has a degree in Economic Sciences from Universidade Federal Fluminense and a postgraduation in Finance from the Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company’s Fiscal Council. His main professional experiences in the last 5 years include acting as a member of the following Audit Committees: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S. A. (2015 to 2017)

Name	Luiz Augusto Marques Paes
CPF	045.320.388-47
Birth date	07/21/1961
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	F.C. (Effective) - Elected by the controlling shareholder
Expected election date	04/26/2023
Expected date of possession	04/26/2023
Term of office	Until ASM 2024
Was elected by the controlling shareholder	Yes

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Start date of the first term	04/30/2004
Independent member	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Description of Conviction

Mr.  Luiz Paes declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

Luiz Augusto Marques Paes graduated in Law from the Law School of the University of São Paulo – USP. He is currently a permanent member of the Company’s Fiscal Council. Mr. Luiz Paes also holds the following positions at other companies: (i) effective member of the Fiscal Council of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.; (ii) permanent member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (iii) permanent member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (iv) member of the Audit Committee of JSL S.A.; and (v) partner at the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal consulting in Tax and Corporate Law.

Name

Roberto Figueiredo Mello

CPF (Tax ID)

532.755.358-20

Birth date

08/06/1948

Profession

Lawyer

Management body

Fiscal Council

Elective position occupied

F.C. (Alternate) - Elected by the controlling shareholder

Expected election date

04/26/2023

Expected date of possession

04/26/2023

Term of office

Until ASM 2024

Was elected by the controlling sharehol

Yes

Start date of the first term

04/30/2004

Independent member

Not applicable

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Type of Conviction

[  ] Criminal Conviction   | [  ] Administrative Proceedings
[  ] Any conviction | [x] N/A

Description of Conviction

Mr. Roberto Mello declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

Roberto Figueiredo Mello graduated in Law from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda.

Name	Rubens Barletta
CPF (Tax ID)	397.909.328-04
Birth date	08/10/1946
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	F.C. (Effective) - Elected by controlling shareholder
Expected election date	04/26/2023
Expected date of possession	04/26/2023
Term of office	Until ASM 2024
Was elected by the controlling shareholder	Yes
Start date of the first term	04/30/2004
Independent member	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A

Description of Conviction

Mr.  Rubens Barletta declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

Rubens Barletta graduated in Law from the Law School of São Bernardo do Campo. He is currently a permanent member of the Company’s Fiscal Council. The Rubens Barletta also holds the following positions at other companies: a (i) member of the Fiscal Council of Banco Alfa de Investimento S.A.; (ii) member of the Fiscal Council of Alfa Holdings S.A.; (iii) member of the Fiscal Council of Tegma Gestão Logística S.A.; and (iv) partner at Barletta e Schubert Sociedade de Advogados.

Name

Luiz Gonzaga Ramos Schubert

CPF (Tax ID)

080.501.128-53

Birth date

04/12/1937

Profession

Lawyer

Management body

Fiscal Council

Elective position occupied

F.C. (Alternate) - Elected by the controlling shareholder

Expected election date

04/26/2023

Expected date of possession

04/26/2023

Term of office

Until ASM 2024

Was elected by the controlling shareholder

Yes

Start date of the first term

ASM 2003

Independent member

Not applicable

Type of Conviction

[  ] Criminal Conviction   | [  ] Administrative Proceedings
[  ] Any conviction | [x] N/A

Description of Conviction

Mr. Schubert declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil and the Superintendence of Private Insurance and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Main professional experiences in the last 5 years / Declaration of possible convictions / Independence Criteria

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Mr. Luiz Gonzaga Ramos Schubert graduated in Law from the Law School of São Bernardo do Campo.  He is currently an alternate member of the Company’s Fiscal Council. Luiz Schubert is also a partner at Barletta e Schubert Sociedade de Advogados. His main professional experiences: from 1972 to March 2009, he participated as an intern and, later, he was a partner at the Escritório de Advocacia Augusto Lima S/C.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

VI.	Management Compensation (Section 8 – CVM Resolution No. 80/22)

8. Manager’s Compensation

8.1 - Compensation policy or practice

(a)Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

The Company’s compensation policy was approved at a Meeting of the Company’s Board of Directors held on February 09, 2022, at 11:45 a.m., and aims to attract and retain professionals who are aligned with its principles and values and with the shareholders’ objectives.

To this end, the Company bases its policy on monitoring the external environment and annually compares its salary scale with reference markets, composed of companies that compete in the segments in which it operates, Brazilian multinational companies, publicly-held companies or companies that have a compensation strategy similar to that of the Company.

The Company’s compensation policy aims to establish a strategy of constant search for attracting and retaining talents who can add value to its activities and, thereby, generate greater profitability for its shareholders. The compensation proposed by the Company to the Executive Board is based on offering a compensation plan linked to the market value of the Company’s shares. This strategy, in addition to allowing such talents to be remunerated competitively with the market, imbues these executives with a greater sense of ownership to the extent that the appreciation of the shares represents a personal gain, while an eventual depreciation of the value of the shares in the market can mean a relevant impact on their personal compensation.

The Company also practices, in relation to short-term variable compensation, the distribution of profit sharing based on goals that are aligned with the Company’s strategy and that are appropriate for each portion of its employees.

For some employees who have direct or indirect and active responsibility in the Company’s long-term strategy, the possibility of accessing a long-term incentive program linked to the appreciation of the Company’s shares is also offered.

Both programs aim to encourage the Company’s expansion and the achievement of established business goals, based on the creation of incentives aimed at greater alignment of our executives, managers and employees with the Company’s objectives.

The Company’s compensation policy is available at https://ri.suzano.com.br

(b)practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board

i. the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

The Board of Directors appoints a Nomination and Compensation Committee whose function is to individualize the global amount of the compensation of Directors and Officers approved at the Annual Shareholder’s Meeting, observing market research carried out by consulting firms.

Thus, the Nomination and Compensation Committee is a body that reports to the Board of Directors and has its activities advised by the Company’s Expertise-Compensation area. Meetings of the Nomination and Compensation Committee are convened according to the need to review the manager’s compensation.

The Nomination and Compensation Committee is currently formed by one (1) member of the Board of Directors and two (2) non-management members who have experience in Executive and Board of Directors Compensation and are not linked to any consulting companies that carry out the aforementioned market research. The members of the Nomination and Compensation Committee are selected based on nominations by the Board of Directors, being submitted to interviews by the Committee Coordinator. The selection process of the members assesses their independence from the Company itself and the contracted consultants, and the technical knowledge of the members in executive compensation (Executive Board and Board of Directors).

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies

The total compensation of managers is established in accordance with market standards, based on research carried out by a body of renowned consulting firms specializing in the subject.

Annually, two surveys are conducted by renowned consulting firms to define criteria and compare the compensation of the Board of Directors, Fiscal Council and Committees.

Currently, consulting firms Willis Towers Watson and Korn Ferry are used, which analyze the main practices and trends of a group of large companies with characteristics and size comparable to the Company, taking into account the time spent by the Directors, monthly compensation, total fees considering short- and long-term compensation and participation in other committees, in addition to which benefits are granted in these organizations.

iii. how often and in what way does the board of directors assess the adequacy of the issuer’s compensation policy

Annually, the Nomination and Compensation Committee evaluates the data received from the surveys carried out by Willis Towers Watson and Korn Ferry and verifies the need to adapt or review the compensation policy, seeking to maintain a balance with the companies being compared and attractiveness in the search for Directors suitable to the complexity of their roles in the Company.

(c)Compensation Breakdown

(i)Description of the several elements that breakdown the compensation, including, with respect to each one of them:

●	Their objectives and alignment with the issuer’s short, medium and long-term interests

The following are considered as elements of compensation:

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

●Annual fixed compensation: includes salary or pro-labore, direct and indirect benefits and compensation for participation in committees, among others, with the objective of reward in the short term.
●Short-term variable compensation: includes profit sharing, with the objective of rewarding the achievement of goals set in a short-term view. The definition of such goals are aligned with the Company’s strategic objectives that mainly aim at the financial health of the business, operational optimization and acceptance to Environment, Social and Governance(ESG) aspects
●Share-based compensation: long-term incentive program that covers (i) the Phantom Shares Plan, the (ii) Share Appreciation Rights Plan (SAR) and the (iii) Restricted Performance Shares Plan, with the objective of reward in the long term. Such plans have as one of their main pillars to propose to the executive the recurrent search for the company’s growth, to generate greater alignment with the shareholders’ interests and the perpetuity of the Company in a long-term view.
●Post-employment benefits: covers private pension, with the objective of assistance after the termination of the relationship with the Company.
●Benefits motivated by the cessation of the exercise of the position: none

The application of these elements, as well as their objectives and their alignment with respect to the Company’s short, medium and long-term interests, occur detailed below:

Board of Directors

Fixed compensation

The members of the Board of Directors are only entitled to a fixed compensation, which is established in accordance with market standards and aims to reward, attract and retain Directors who add value to the Company’s results.

In turn, Directors who are permanently dedicated and who are also part of Advisory Committees to the Board of Directors, in addition to fixed compensation, are eligible to receive additional fees due to such participation in the committees.

It is important to emphasize that, although the Board of Directors is a collegiate body, the compensation values of its members do not necessarily need to be uniform, since their determination must take into account subjective criteria, e.g. (i) the level of the professional’s responsibilities, (ii) their training and competence, (iii) the possible accumulation of positions and functions in the Company and (iv) the value of their services in the market. Thus, in order to ensure isonomy and equality, different amounts may be practiced as compensation for each of the directors, in the interests of the Company, as shown above.

Variable compensation

The members of the Board of Directors are eligible to participate in the long-term incentive plans, which, by granting restricted shares, reward executives for achieving goals that support the Company’s medium and long-term strategic objectives.

The variable compensation program work to align the Directors with the shareholders’ objectives and the Company’s sustainability.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Both the fixed and the long-term variable compensation of the members of the Executive Board are established, in accordance with the market standards, through surveys conducted by renowned consultancies specialized in the subject.

Benefits

Members of the Board of Directors who do not have permanent dedication are not entitled to any benefit.

With respect to the members of the Board of Directors who are permanently dedicated, the Company grants a life insurance benefit.

Executive Board of Officers

Fixed compensation

The members of the Executive Board are only entitled to a fixed compensation, which is established in accordance with market standards and aims to reward, attract and retain executives who add value to the Company’s results.

Variable compensation

The members of the Executive Board are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company’s short-term strategy.

Additionally, members of the Executive Board are eligible to participate in long-term incentive plans, which, through a Phantom Shares mechanism, rewards executives for achieving goals that support the Company’s medium and long-term strategic objectives.

Both tranches of the variable compensation work to align the executives with the shareholders’ objectives and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Executive Board are established, in accordance with market standards, through surveys conducted by renowned consultancies specialized in the subject.

Benefits

The Company grants the following benefits to members of the Executive Board: food vouchers, meal vouchers, group life insurance, life insurance for personal accidents, private pension, health check-up, health plan and dental plan.

As well as the compensation, the benefits offered also follow market standards through research conducted by a renowned consultancy specializing in the subject.

Fiscal Council

The Company’s Fiscal Council is not permanent and, when installed, is composed of independent professionals.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Fixed compensation

The compensation policy of its members follows the existing legislation, which provides for compensation of at least 10% of the fixed compensation, on average, attributed to the members of the Statutory Executive Board of Officers, not counting the benefits, representation allowances and profit sharing distributed to the other Officers.

Variable compensation

The members of the Fiscal Council are not eligible to receive any variable compensation.

Benefits

The Company makes the mandatory reimbursement of travel and accommodation expenses necessary for the performance of the function, in accordance with the existing legislation.

With the exception of reimbursement of expenses, members of the Fiscal Council are not eligible to receive benefits.

Committees

Fixed compensation

The members of the Company’s committees are eligible for a fixed compensation that cannot exceed, in aggregate, the maximum amount defined by the Company’s management based on market research.

Variable compensation

The members of the Company’s committees are not eligible to receive variable compensation.

Benefits

The members of the Company’s committees are not eligible to receive benefits.

●	Their proportion in the total compensation in the last 3 fiscal years

In the last three fiscal years, the members of the Board of Directors, without permanent dedication, received fixed compensation, with no portion of variable compensation, share-based compensation or post-employment benefits, in the same way as the members of the Fiscal Council.

As for members of the Board of Directors with permanent dedication, the table below indicates the percentage of the fixed and variable compensation applicable to the period, with no share-based compensation.

Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)	Long-Term Variable Compensation (3)
2022	100%	n/a	n/a
2021	100%	n/a	n/a

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

2020	100%	n/a	n/a

(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonuses, charges and profit sharing).

(3) Long-term variable compensation (share-based).

Regarding the Executive Board, the table below indicates the percentage of the fixed compensation portion (salaries/management fees, direct and indirect and post-employment benefits), the short-term variable (bonus and profit sharing) and the long-term variable compensation (share-based):

Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)	Long-Term Variable Compensation (3)
2022	39%	15%	46%
2021	32%	15%	53%
2020	25%	9%	66%

(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonuses, charges and profit sharing).

(3) Long-term variable compensation (share-based).

These percentages may vary depending on the result of the indicators that guide the variable compensation.

●	Its methodology for calculating and adjusting

The amounts of compensation paid by the Company to members of the Executive Board, Board and Committees are periodically compared with the amounts paid by the market, especially by competing companies in the segments in which the Company operates, Brazilian multinational companies, publicly-held companies or companies that have a compensation strategy similar to that practiced by the Company, according to guidelines established by the compensation strategy, through research carried out by renowned external consultants specialized in the subject, in order to determine the degree of competitiveness and, if necessary, assess the need to propose adjustments in some component of the compensation that is misaligned.

●	Key performance indicators that are taken into account therein, including, if applicable, indicators linked to ESG issues

For the fixed portion of the compensation, market research and the relative positioning of the compensation in relation to this market are considered.

The variable installments (variable compensation and share-based compensation) are based on indicators that demonstrate support for the Company’s strategy.

The indicators used to determine individual performance are:

- Working capital, including inventories and payment term;

- Equity raising and debt;

- Compliance with defined critical activities;

- Compliance with the budget within the defined limits;

- Fixed, variable and marketing costs;

- Effective availability of planting areas;

- Company’s net debt and cost;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

- EBITDA;

- Effective preparation and presentation of a business plan;

- Execution of steps related to innovation actions;

- Effective closing of contracts;

- Free cash flow;

- Effective implementation of planned activities;

- Operational integrations of acquired companies;

- Maintenance of an adequate capital structure;

- Contribution margin;

- Pulp and paper production levels;

- Operating Cash Generation;

- Investment analysis through net present value, project return rates and payback;

- Analysis of forest operating, industrial and logistics efficiency;

- Acceptance to ESG aspects, such as: Diversity and Inclusion, Taking people out of poverty line and having new beneficiaries in income generation programs, Carbon Credit Projects, Compliance with SOX regulations and internal controls, among others.

For the post-employment benefit, market research and the relative positioning of its practice in this same market are also taken into consideration.

(ii)reasons that justify the composition of the compensation

We seek to align the composition of our compensation with the proportions practiced by the market and these are also dimensioned in order to achieve the objective of the compensation strategy regarding the positioning of total compensation above the average of this selected market.

(iii)existence of members not remunerated by the issuer and the reason for this fact

There are no unpaid members.

(d)existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

The compensation of managers who occupy a position in the management of controlled companies, for the functions performed in them, received from such companies, is not submitted to the resolution of the Company’s General Meeting, and, therefore, such amount is not included in the amounts disclosed in section 8.2 of this Reference Form.

Board of Directors

There are members of the Board of Directors who, within the scope of their respective participation in the Board of Directors and/or Executive Board of Officers of Suzano Holding S.A. and IPLF Holding S.A., also have fixed and variable compensation (bonus and profit sharing) paid directly by these companies, Suzano Holding S.A. is the direct parent of the Company.

Executive Board of Officers

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

There are members of the Executive Board of Officers who receive fixed compensation from Ibema Companhia Brasileira de Papel, a company directly controlled by the Company, as fees for participating in the Board of Directors, according to the amounts highlighted in item 8.19.

Fiscal Council

There are no members of the Fiscal Council whose compensation is supported by subsidiaries, controlled companies or direct or indirect controllers.

Committees

Among the members of the non-statutory Committees, there are members who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, given their participation in the Board of Directors and/or Executive Board of Officers of the following companies: Suzano Holding S.A. and IPLF Holding S.A.

(e)existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Currently, there is no compensation or benefit for management members linked to the occurrence of a certain corporate event.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation expected for the current Fiscal Year 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	7.00	3.00	19.00
Number of paid members	9.00	7.00	3.00	19.00
Annual fixed compensation	16,061,606.86	31,220,175.69	1,242,646.66	48,524,429.22
Salary or pro-labore	11,428,088.61	30,540,701.69	1,242,646.66	43,211,436.96
Direct and indirect benefits	30,956.86	679,474.00	0.00	710,430.86
Participation in committees	4,602,561.40	0.00	0.00	4,602,561.40
Description of other fixed compensation	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.
Variable compensation	0.00	19,420,781.36	0.00	19,420,781.36
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	19,420,781.36	0.00	19,420,781.36
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).
Post-employment	0.00	731,971.09	0.00	731,971.09
Employment termination	0.00	0.00	0.00	0.00
Share-based (including options)	3,101,508.72	67,760,502.11	0.00	70,862,010.83
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	19,163,115.58	119,133,430.26	1,242,646.66	139,539,192.50

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Other¹	3,206,130.00	7,006,148.17	248,529.33	10,460,807.50
Total compensation with charges	22,369,245.58	126,139,578.43	1,491,175.99	150,000,000.00

¹ Mandatory social charges are considered, amounts highlighted according to Circular Letter

Total compensation for the Fiscal Year ended on 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.33	7.00	3.00	19.33
Number of paid members	9.33	7.00	3.00	19.33
Annual fixed compensation	15,911,411.10	25,029,431.26	987,600.00	41,928,442.36
Salary or pro-labore	10,590,794.50	24,505,063.37	987,600.00	36,083,457.87
Direct and indirect benefits	26,616.60	524,367.89	0.00	550,984.49
Participation in committees	5,294,000.00	0.00	0.00	5,294,000.00
Description of other fixed compensation	0.00	0.00	0.00	0.00
Variable compensation	0.00	11,580,965.24	0.00	11,580,965.24
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	11,580,965.24	0.00	11,580,965.24
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).
Post-employment	0.00	548,472.12	0.00	548,472.12
Employment termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	36,315,154.05	0.00	36,315,154.05

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	15,911,411.10	73,474,022.67	987,600.00	90,373,033.77
Other¹	3,189,257.48	5,463,497.90	197,520.00	8,850,275.38
Total compensation with charges	19,100,668.58	78,937,520.57	1,185,120.00	99,223,309.15

¹ Mandatory social charges are considered, amounts highlighted according to Circular Letter

Total compensation for the Fiscal Year ended on 12/31/2021 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	10.00	7.08	3.00	20.08
Annual fixed compensation	16,803,220.60	23,018,906.01	882,000.00	40,704,126.61
Salary or pro-labore	11,053,936.00	22,668,904.18	882,000.00	34,604,840.18
Direct and indirect benefits	26,616.60	350,001.83	0.00	376,618.43
Participation in committees	5,722,668.00	0.00	0.00	5,722,688.00
Description of other fixed compensation	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.
Variable compensation	0.00	12,991,759.07	0.00	12,991,759.07
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	12,991,759.07	0.00	12,991,759.07
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).
Post-employment	0.00	503,011.44	0.00	503,011.44
Employment termination	0.00	0.00	0.00	0.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Share-based (including options)	0.00	47,274,890.38	0.00	47,574,890.38
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	16,803,220.60	83,788,566.90	882,000.00	101,473,787.50
Other¹	3,355,320.80	4,833,752.10	176,400.00	8,365,472.90
Total compensation with charges	20,158,541.40	88,622,319.00	1,058,400.00	109,839,260.40

¹ Mandatory social charges are considered, amounts highlighted according to Circular Letter

Total compensation for the Fiscal Year ended on 12/31/2020 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	9.58	8.00	3.00	20.58
Annual fixed compensation	18,840,149.94	113,928,178.08	951,840.00	133,720,168.02
Salary or pro-labore	11,202,154.43	22,416,869.91	793,200.00	34,869,024.34
Direct and indirect benefits	30,082.30	299,555.86	0.00	329,638.16
Participation in committees	4,435,124.00	0.00	0.00	4,435,124.00
Others	3,172,789.21	4,909,959.91	158,640.00	8,241,389.12
Description of other fixed compensation	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.
Variable compensation	0.00	10,757,596.78	0.00	10,757,596.78
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	10,757,596.78	0.00	10,757,596.78
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Description of other variable compensation	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).	INSS (employer’s charge) levied on the variable compensation (bonus).
Post-employment	0.00	522,096.74	0.00	522,096.74
Employment termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	75,022,098.88	0.00	75,022,098.88
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	18,840,149.94	113,928,178.08	951,840.00	133,720,168.02

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.3 - Variable compensation

Current fiscal year (2023)

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.00	7.00	3.00	19.00
Number of paid members	0.00	6.00	0.00	6.00
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	-	N/A	-
Maximum amount provided for in the compensation plan	N/A	19,420,781.36	N/A	19,420,781.36
Amount provided for in the compensation plan – goals achieved	N/A	12,231,935.41	N/A	12,231,935.41

Fiscal year ended on 12/31/2022

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.33	7.00	3.00	19.33
Number of paid members	0.00	6.00	0.00	6.00
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	-	N/A	-
Maximum amount provided for in the compensation plan	N/A	15,179,929.00	N/A	15,179,929.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Amount provided for in the compensation plan – goals achieved	N/A	8,644,614.50	N/A	8,644,614.50
Amount effectively recognized in the result	N/A	11,580,965.24	N/A	11,580,965.24

Fiscal year ended on 12/31/2021

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	0.00	6.08	0.00	6.08
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	13,978,040.69	N/A	13,978,040.69
Amount provided for in the compensation plan – goals achieved	N/A	7,960,167.22	N/A	7,960,167.22
Amount effectively recognized in the fiscal year	N/A	12,991,759.07	N/A	12,991,759.07

Fiscal year ended on 12/31/2020

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	0.00	7.00	0.00	7.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	-	N/A	-
Maximum amount provided for in the compensation plan	N/A	14,541,512.70	N/A	14,541,512.70
Amount provided for in the compensation plan – goals achieved	N/A	8,281,051.35	N/A	8,281,051.35
Amount effectively recognized in the fiscal year	N/A	10,757,596.78	N/A	10,757,596.78

8.4. Share-based compensation plan for the board of directors and statutory executive board

a)General terms and conditions

The Company has three share-based Long-Term Incentive Plans: (i) the Phantom Shares Plan (Phantom Shares), the (ii) SAR Plan and the (iii) Restricted Performance Shares Plan.

General conditions for the grant are established by the Company, which are defined in specific regulations according to the guidelines and conditions established by the Bylaws and by the Company’s Board of Directors.

In general, the amount to be awarded is determined based on (i) achievement of goals and

(ii) discretionary amounts assigned by the Company’s management in relation to the level of compliance with corporate indicators.

Additionally, as resolved in a meeting of the People Committee held in April 2022, the share-based compensation plans will have the compensation resulting from the distribution of dividends made by the company to the market, during the grace period of the programs.

(i)Phantom Shares Plan

For its main executives and key members among its employees, the Company has a long-term incentive plan linked to the Company’s share price, with payment in cash (cash settlement) (“Phantom Shares Plan”).

The determination of the number of phantom shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple and the average of the last 90 quotations of the Company’s share on B3.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

The grace period and maturity of the plans may vary from 3 (three) to 5 (five) years, from the grant date, according to the characteristics of each plan.

(ii)SAR Plan

For its main executives and key members among its employees, the Company has the SAR (Share Appreciation Rights, or Share Value Appreciation Plan) (“SAR Plan”).

The determination of the number of phantom shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple and the average of the last 90 quotations of the Company’s share on B3.

The beneficiary must invest five (5%) of the total amount corresponding to the number of phantom share options at the time of grant and twenty (20%) after three (3) years to effect the acquisition of the option.

The grace period of the plan corresponds to three (3) years from the grant date, with a lock-up period of 6 months. Upon completion of the lock-up period, the beneficiary may exercise the plan within the exercise window of up to 2 (years) after the grace period ends.

The share value is measured based on the average share price of the last 90 trading sessions as of the closing of the last trading day of the month prior to the plan redemption month. The measurement also considers the Total Shareholder Return (“TSR”), which is a mechanism used to measure the performance of shares of different companies in a certain time interval, combining the share price to demonstrate the return provided to the shareholder. The share value at the time of redemption is multiplied by the TSR observed in the period (which varies between 75% and 125%), depending on the performance of the SUZB3 share with respect to the shares of competing companies – the “Reference Group”.

(iii)Restricted Performance Shares Plan

The Company has a Restricted Shares Plan based on the Company’s performance (“Restricted Shares Program”).

Restricted Performance Shares Plan – Executive Board

This plan associates the number of restricted shares granted to the Company’s performance in relation to the targets contracted for the period. Such targets are defined according to a strategic priority metric for the company and are approved by the Board of Directors. For the current year, operating cash generation and environmental, social and governance (Environmental, social and corporate governance – “ESG”) goals were established.

The number of restricted shares is defined in financial terms, being later converted into shares based on the last 60 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to the grant.

After the measurement of the goals that takes place 12 months after the execution of the contract, the restricted shares will be granted to the executives (conditioned to the achievement of the goals established in the program). However, the grant beneficiaries must comply with the lock-up period of thirty-six (36) months, during which they will not be able to trade the shares.

Restricted Performance Shares Plan – Board of Directors

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

As of 2023, a new Performance Restricted Shares Plan was entered into with the Board of Directors, which rewards members for achieving goals that support the Company’s medium and long-term strategic objectives.

This plan associates the number of restricted shares granted to the Company’s performance in relation to two performance indicators, which are:

Total Shareholder Return (“TSR”)

●	Mechanism used to measure the performance of shares of different companies in a certain time interval, combining the share price to demonstrate the return provided to the shareholder. The share value at the time of redemption is multiplied by the TSR observed in the period (which varies between 75% and 125%), depending on the performance of the SUZB3 share with respect to the shares of competing companies – the “Reference Group”.

TSR Spread

●	This mechanism considers the compound annual growth rate (CAGR) for comparing Suzano’s TSR Spread over a certain time interval, with the compound annual growth rate of competing companies – “Reference Group”, in which it rewards the program according to an established performance range.

The number of restricted shares is defined in financial terms, being later converted into shares based on the last 90 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to the grant.

After the program performance indicators measurement of the goals that takes place 36 months after the execution of the contract, the restricted shares will be booked to the executives (conditioned to the achievement of the goals established in the program).

b)Approval date and responsible body

The Company’s Long-Term Incentive Plans were approved by the corporate governance bodies of Suzano S.A.

c)Maximum number of shares covered

The maximum number of shares covered is conditioned to the achievement of the established goals and discretionary assessment attributed by the Company’s management in relation to the level of compliance with the corporate indicators.

d)Maximum number of options to be granted

●	Phantom Shares Plan and SAR Plan: The maximum number of shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple according to the level of the position and the average of the last 90 quotations of the Company’s share on B3.

●	Restricted Performance Shares Plan: Considering the eligibility program to the executive board, the maximum number of shares to be granted is defined in financial terms, being later converted into shares based on the last 60 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to grant. Considering the eligibility program to the Board of Directors, the maximum number of shares to be granted is defined in financial terms, being later converted into shares based on the last 90 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to grant.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

e)Share acquisition conditions

●Phantom Shares Plan

Phantom shares will only be paid if the beneficiary maintains the employment relationship on the date of payment and has completed the grace period of the program.

Therefore, in the event of termination on the initiative of the Company or the beneficiary, before completing the grace period, the beneficiary loses the right to receive all amounts. In the event of retirement, the maturity of the terms for exercising the phantom shares will be anticipated, granting the beneficiary the right to immediately exercise the entirety of the plan.

●SAR Plan

The beneficiary will be entitled to exercise the plan if he/she maintains the employment relationship on the date of payment, has fulfilled the grace period and lock-up of the program and has made the due investments stipulated in the contract. In the event of termination, the following rules are considered:

- Termination by the company: the beneficiary loses the right to redeem the shares, but receives the 5% invested at the time of grant, adjusted by the IPCA.

- Termination by the employee:  The employee loses the right to the shares and the 5% investment paid in the grant.

- Retirement: the expiration of the periods foreseen for the exercise of the phantom shares will be brought forward, granting the beneficiary the right to immediately exercise the entirety of the plan.

●	Restricted Performance Shares Plan

The Directors and key members of the Company are eligible for this plan, after validation by the Board of Directors.

Regarding the acquisition conditions, the granting of restricted shares is conditioned to the Company’s performance in relation to the goals established in the grant agreement and also to the permanence of the beneficiaries during the reference period for the determination of the goals.

In the event of termination of the relationship between the Company and the beneficiary, the following rules are defined for the options granted herein:

●	Termination at the initiative of the beneficiary: The beneficiary will not be entitled to the granting of Restricted Shares, referring to the current year’s goal if he/she does not complete the period from January to December and reaches the goal, and may only receive all the Restricted Shares granted herein, respecting the Lockup Periods forecast for each year worked at the Company;

●	- Termination at the initiative of the Company: The beneficiary may exercise all options, exercisable or not, respecting the Grace Periods provided for each year worked at the Company; and

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

●	Death or permanent disability: The beneficiary and/or heirs may exercise her/his options, exercisable or not, within thirty (30) days from the event (disability or death).

f)Criteria for setting the acquisition or exercise price

●Phantom Shares Plan

There is no exercise price, as the plan is not based on options, but on the value of the shares. However, the gain corresponding to each phantom shares granted is calculated as follows:

VR = VMA x Number of phantom shares, being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary.

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions, counting from the closing of the last trading day preceding the settlement date.

●SAR Plan

The exercise price, corresponding to each SAR (phantom option), at which the beneficiaries may exercise his/her option, is calculated as follows:

Pe = 20% x average of the last 90 trading sessions before the grant date. The redeemed value is given by: VR = [VMA - Pe] x TSR, where:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions, counting from the closing of the last trading day preceding the settlement date.

TSR = percentage linked to the Company’s performance in relation to its competitors, which can vary from 75% to 125%, when applicable.

●Restricted Performance Shares Plan

Not applicable.

g)Criteria for setting the acquisition or exercise period

The exercise period must respect at least the cycle that the Company determines as adequate for the return of the beneficiaries’ shares in the form of results for the Company.

●	Phantom Shares Plan The exercise period is up to 5 years after the grant.

●	SAR Plan

The maximum term of exercise is 5 years after the grant.

●	Restricted Performance Shares Plan

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Not applicable.

h)Settlement method

●Phantom Shares Plan and SAR Plan

Settlement is made in cash and is paid on the payroll in favor of the beneficiary when all conditions are met.

●Restricted Performance Shares Plan

The Performance Restricted Shares Plan, the settlement is made through the Company’s treasury shares

i)Restrictions on the transfer of shares

●Phantom Shares Plan and SAR Plan

Not applicable.

●Restricted Performance Shares Plan

Executive Board of Officers: There is a lockup period of thirty-six (36) months, within which the transfer of shares is not allowed.

Board of Directors: There is no lockup period and the transfer of shares takes place after the plan’s grace period.

j)Criteria and events that, when verified, will cause the suspension, change or termination of the plan

In the event of dissolution or liquidation of the Company, the beneficiaries of the Stock Option Plan will be able to exercise their options that can already be exercised in the period between the date of convening the general meeting of shareholders whose purpose is to resolve on the dissolution or liquidation of the Company and the date of the meeting.

Otherwise, the options will be extinguished, in the same way as its Regulation and the respective Adhesion Contracts.

The Stock Option Plans, as well as the Phantom Shares Plan and the SAR Plan, may be terminated, at any time, by decision of the Company’s management. The expiration of the plans will not affect the effectiveness of the options still in force that have been granted by means of the current regulation.

k)Effects of the manager’s withdrawal from the issuer’s bodies on his/her rights provided for in the share-based compensation plan

Regarding the Phantom Shares Plan, (i) in the event of dismissal with cause or request for voluntary resignation or dismissal without cause by the company, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to him/her, without indemnification; (ii) in the event of retirement,

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

the expiration of the periods foreseen for the exercise of the Phantom Shares will be brought forward, granting the beneficiary the right to immediately exercise the entirety of the Phantom Shares; and (iii) in the absence of situation (i) above, the vesting conditions are considered to be fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares under the terms defined by the regulations.

With respect to SAR Plan, (i) in situations of dismissal for just cause or request for voluntary resignation, the beneficiary will automatically lose any right to exercise the SAR granted to him/her, without compensation, also losing the amount invested to join the program; (ii) in the event of dismissal without just cause, the beneficiary will only receive the amount invested to join the program adjusted by the IPCA index; and (iii) in the event of retirement, the expiration of the periods foreseen for the exercise of the SAR will be brought forward.

With respect to the Restricted Performance Shares Plan, (i) Withdrawal on the initiative of the beneficiary: Will not be entitled to the granting of Restricted Shares, referring to the current year’s goal if he/she does not complete the competence from January to December and reaching the goal, and may only receive all Restricted Shares granted herein, respecting the Lockup Periods forecast for each year worked at the Company; and (ii) in the event of termination on the Company’s initiative, death and permanent disability: may exercise all options, exercisable or not, respecting the Grace Periods provided for each year worked at the Company;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.5 - Share-based compensation (Stock options)

The information from SAR Plan are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by this plan.

There may be variation in the number of shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

SAR PLAN	Forecast ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 10.47
ii. lost and expired during the fiscal year	N/A
iii. exercised during the fiscal year	N/A
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

b) Total number of members	7.00
c) Number of paid members	6.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 10.12
ii. lost and expired during the fiscal year	-
iii. exercised during the fiscal year	BRL 8.56
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 7.14
ii. lost and expired during the fiscal year	There is not

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

iii. exercised during the fiscal year	BRL 3.69
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 5.77
ii. lost and expired during the fiscal year	There is not
iii. exercised during the fiscal year	BRL 3.06
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.6 - Stock option grant (Stock Options)

The information from SAR Plan are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by this plan.

There may be variation in the number of shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

SAR PLAN	Forecast ending 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of stock options:
d) Grant date	04/01/2023
e) Number of options granted	114,072
f) Deadline for the options to become exercisable	04/01/2026
g) Maximum period for exercising the options	04/01/2028
h) Restriction period for the transfer of shares received as a result of the exercise of options	N/A

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

i) Fair value of the options on the grant date	BRL 67.80
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	7,734,081.60

SAR PLAN		Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of stock options:
d) Grant date	04/01/2019	04/01/2020	04/01/2021	04/01/2022
e) Number of options granted	19,622	113,349	71,999	145,568
f) Deadline for the options to become exercisable	04/01/2022	04/01/2023	04/01/2024	04/01/2025
g) Maximum period for exercising the options	04/01/2024	04/01/2025	04/01/2026	04/01/2027
h) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

i) Fair value of the options on the grant date	BRL 34.17	BRL 33.68	BRL 62.85	BRL 58.62
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	670,483.74	3,817,594.32	4,525,137.15	8,533,196.16

SAR PLAN			Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
In relation to each granting of stock options:
d) Grant Date	04/03/2017	04/02/2018	04/01/2019	04/01/2020	04/01/2021
e) Number of options granted	141,088	92,476	98,082	113,349	71,999
f) Deadline for the options to become exercisable	04/03/2020	04/02/2021	04/01/2022	04/01/2023	04/01/2024
g) Maximum period for exercising the options	04/03/2022	04/02/2023	04/01/2024	04/01/2025	04/01/2026

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

h) Restriction period for the transfer of shares	N/A
i) Fair value of the options on the grant date	BRL 10.42	BRL 16.42	BRL 34.17	BRL 38.50	BRL 64.12
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	1,470,136.96	1,518,455.92	3,351,461.94	4,363,936.5	4,616,575.88

SAR PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
In relation to each granting of stock options:
d) Grant Date	04/03/2017	04/02/2018	04/01/2019	04/01/2020
e) Number of options granted	187,942	123,561	113,969	113,349
f) Deadline for the options to become exercisable	04/03/2020	04/02/2021	04/01/2022	04/01/2023
g) Maximum period for exercising the options	04/03/2022	04/02/2023	04/01/2024	04/01/2025
h) Restriction period for the transfer of shares	N/A
i) Fair value of the options on the grant date	BRL 12.14	BRL 18.07	BRL 34.17	BRL 38.50
j) Multiplication of the number of shares granted	2,281,615.88	2,232,747.27	3,894,320.73	4,363,936.5

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

by the fair value of the options on the grant date

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.7 – Outstanding options (Stock Options)

The information from SAR Plan are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by this plan.

SAR PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	6.00
In relation to options not yet exercisable
i. The amount	330,916
ii. Date on which they will become exercisable	The amount 145,568 71,999 113,349	Date: 04/01/2025 04/01/2024 04/01/2023
iii. Maximum period for exercising the options	The amount 145,568 71,999 113,349	Date: 04/01/2027 04/01/2026 04/01/2025
iv. Restriction period for the transfer of shares	Not applicable for SAR
v. Weighted average exercise price	BRL 10.58
vi. Fair value of options on the last day of the fiscal year	BRL 42.19
e) In relation to exercisable options
i. The amount	19,622
i. Maximum period for exercising the options	04/01/2024
ii. Restriction period for the transfer of shares	N/A
iii. Weighted average exercise price	BRL 8.56
iv. Fair value of options on the last day of the fiscal year	BRL 43.07
f) Fair value of total options on the last day of the fiscal year	BRL 845,129.84

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.8 - Exercised options (Stock Options)

The information from SAR Plan are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by this plan.

SAR PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory executive board
b) Total Number of Members	7.00
c) Number of Paid Members	5.00
d) Number of shares	78,460
e) Weighted average exercise price	BRL 8.56
f) Weighted average market price of the shares related to the exercised options	BRL 47.71
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	3,071,709.00

SAR PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory executive board
b) Total Number of Members	7.08
c) Number of Paid Members	6.08
d) Number of shares	145,642
e) Weighted average exercise price	BRL 3.69
f) Weighted average market price of the shares related to the exercised options	BRL 56.72
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 7,723,800.66

SAR PLAN	Fiscal year ending on 12/31/2020

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Number of shares	87,922
e) Weighted average exercise price	BRL 2.66
f) Average market price of the shares related to the exercised options	BRL 43.14
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 3,559,082.56

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.9 - Share-based compensation to be delivered to the beneficiaries (Shares)

The information about the Phantom Shares Plan and the Restricted Performance Shares Plan are presented in the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board of Officers are covered by these plans.

There may be variation in the number of shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Phantom Shares Plan

PHANTOM SHARES PLAN	Forecast ending 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Does not apply for Phantom Shares

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

Restricted Performance Shares Plan

RESTRICTED PERFORMANCE SHARES PLAN	Forecast ending 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

RESTRICTED PERFORMANCE SHARES PLAN	Forecast ending 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.0
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.0
c) Number of Paid Members	1.0
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.10 - Granting of shares (Shares)

The information about the Phantom Shares Plan and the Restricted Performance Shares Plan (Performance Shares) are presented in the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board of Officers are covered by these plans.

There may be variation in the number of shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Phantom Shares Plan

PHANTOM SHARES PLAN		Forecast ending 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	03/01/2023	03/01/2023	04/01/2023
e) Number of shares granted	49,721	49,721	734,303
f) Maximum period for delivering the shares	03/01/2026	03/01/2027	04/01/2026
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 67.80	BRL 67.80	BRL 67.80
i) Multiplication of the number of shares granted by the fair value of the	3,371,083.80	3,371,083.80	49,785,743.40

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

shares on the grant date

PHANTOM SHARES PLAN		Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	03/01/2022	03/01/2022	04/01/2022
e) Number of shares granted	90,956	30,319	580,000
f) Maximum period for delivering the shares	03/01/2025	03/01/2026	04/01/2025
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL 56.52	BRL 56.52	BRL 58.62
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	5,140,833.12	1,713,629.88	33,999,600.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

PHANTOM SHARES PLAN			Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Grant date	04/03/2017	03/01/2018	03/01/2019	04/01/2020	03/01/2021	04/01/2021
e) Number of shares granted	609,024	65,524	553,370	25,974	106,778	310,000
f) Maximum period for delivering the shares	203,008 on 04/03/2021 203,008 on 04/03/2022	32,762 on 03/01/2021 32,732 on 03/01/2022	16,685 on 03/01/2022 16,685 on 03/01/2023 520,000 on 03/01/2024	25,974 on 04/01/2023	53,389 on 03/01/2024 53,389 on 03/03/2025	155,000 on 04/01/2024 155,000 on 04/01/2025
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50	BRL 57.88	BRL 64.12
i) Multiplication of the number of shares granted by the fair value of the shares	8,100,019.2	1,302,617.12	22,743,507.00	999,999.00	6,180,310.64	19,877,200.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

on the grant date

PHANTOM SHARES PLAN			Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) Grant date	03/01/2016	04/03/2017	03/01/2018	03/01/2019	04/01/2020	03/01/2016
e) Number of shares granted	36,606	913,536	87,974	564,446	25,974	36,606
f) Maximum period for delivering the shares	18,303 on 03/01/2020	304,512 on 04/03/2020 304,512 on 04/03/2021 304,512 on 04/03/2022	43,987 on 03/01/2021 43,987 on 03/01/2022	22,223 on 03/01/2022 22,223 on 03/01/2023 520,000 on 03/01/2024	25,974 on 04/01/2023	18,303 on 03/01/2020
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL16.93	BRL13.30	BRL19.88	BRL41.10	BRL38.50	BRL16.93
i) Multiplication of the number of shares granted by	619,739.58	12,150,028.8	1,748,923.12	23,198,730.6	999,999.00	619,739.58

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

the fair value of the shares on the grant date

Restricted Performance Shares Plan

RESTRICTED PERFORMANCE SHARES PLAN	Forecast ending 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	161,355
f) Maximum period for delivering the shares	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 49.58
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	8,000,000.00

¹ As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

RESTRICTED PERFORMANCE SHARES PLAN	Forecast ending 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	101,164
f) Maximum period for delivering the shares	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 52.00
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	5,260,528.00

¹ As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2022
e) Number of shares granted	108,010
f) Maximum period for delivering the shares	01/02/2025
g) Restriction period for the transfer of shares	N/A

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

h) Fair value of the shares on the grant date¹	BRL 53.81
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	5,811,773.00

¹ As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) Grant date	01/02/2020
e) Number of shares granted	106,601
f) Maximum period for delivering the shares	Not applicable
g) Restriction period for the transfer of shares	36 months
h) Fair value of the shares on the grant date¹	BRL 51.70
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL5,511,271.70

¹ As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

b) Total Number of Members	8.0
c) Number of Paid Members	1.0
d) Grant date	01/02/2020
e) Number of shares granted	106,601
f) Maximum period for delivering the shares	Not applicable
g) Restriction period for the transfer of shares	36 months
h) Fair value of the shares on the grant date¹	BRL 51.70
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,511,271.70

¹ As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.11 - Shares delivered (Shares)

The information about the Phantom Shares Plan and the Restricted Performance Shares Plan are presented in the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board of Officers are covered by these plans.

Phantom Shares Plan

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory executive board
b) Total Number of Members	7.00
c) Number of Paid Members	6.00
d) Number of shares	512,455
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 28.74
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 14,727,406.84

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory executive board
b) Total Number of Members	7.08
c) Number of Paid Members	6.08
d) Number of shares	495,770
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 60.44
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 29,964,338.80

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2020

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Number of shares	322,815
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 38.79
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 12,521,993.85

Restricted Performance Shares Plan

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Number of shares	130,435
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 39.10
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 5,100,000.00

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) Number of shares	No shares were delivered in the period
e) Weighted average acquisition price
f) Weighted average market price of the acquired shares
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

and the weighted average market price of the acquired shares

RESTRICTED PERFORMANCE SHARES PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) Number of shares	No shares were delivered in the period
e) Weighted average acquisition price
f) Weighted average market price of the acquired shares
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.12. Pricing of shares/options

The information disclosed in items 8.5 to 8.11 refers to the share-based compensation of the Company’s management bodies (Statutory Executive Board of Officers).

The explanatory notes to the Company’s quarterly results and annual results present information regarding all employees covered by the share-based compensation plans.

For all Plans, the Company’s Common shares (SUZB3) were considered as a base asset, given that as of November 10, 2017, Class “A” Preferred shares (SUZB5) were converted to Common shares (SUZB3), as approved in the Special Meeting of Class A Preferred Shareholders and the Extraordinary Shareholders’ Meeting, both held on 09/29/2017.

●Phantom Shares Plan

The value of Phantom Shares is given by the average of the last 90 trading sessions, weighted by volume, of the quotations of the Company’s Shares. At the end of 2022, the fair value of the Phantom Share was BRL 55.16 for the current plans.

●SAR Plan

To measure the fair value of the assets granted in the SAR plan, the Company used the mathematical model of approximation for options following the Monte Carlo Simulation method. This was done due to the nature of the SAR, which is similar to an option, but with cash settlement. The choice of this specific method was due to the need to simulate not only the dynamics of the value of the Company’s shares in the future, but also of its competitors, since both impact the beneficiary’s gain through the TSR comparison.

A proportion of early exercise equal to 3 was considered for all programs. Other assumptions considered (base date of 12/31/2022 – date of recalculation of the SAR value for closing purposes):

Assumption	Considered Amount
Base asset price (1)	49.58
Volatility Expectation (2)	41.7% pa
Average life expectancy of options (3)	Same as contract life
Expected dividend distribution (4)	6.48% pa
Risk-free weighted average interest rate (5)	13.04% pa

(1)	The base asset price was defined considering the arithmetic average of the closing price of the last 90 trading sessions of the Company’s shares on the SAR calculation date.
(2)	Expected volatility was calculated for each exercise date, taking into account the time remaining to complete the vesting period, as well as the historical volatility of returns, using the GARCH volatility calculation model. Here we present the average of these volatilities.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(3)	The average life expectancy of the stock options was defined by the period remaining until the exercise deadline.
(4)	Dividend expectations were defined based on the Company’s historical earnings per share. Here we present the average expected dividend used in the calculation.
(5)The risk-free weighted average interest rate used was the pre-interest rate curve in reais (DI expectation) observed in the open market, which is the best basis for comparison with the risk-free interest rate in the Brazilian market. The rate used for each exercise date changes according to the vesting period. The value presented represents the average between each one of the grants.

●	Restricted Performance Shares Plan

The value of the Restricted Shares granted is given by the value of the share on the date they were granted.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.13Participations held per body

	Board of Directors	Board of Directors	Board of Directors	Executive Board	Fiscal Council
	ON	PNA	PNB	ON	ON
Number of shares directly held by Company[1]	101,524,159	-	-	4,221,690	10,203
Number of shares directly held by Company’s direct or indirect controllers[1]	27,199,878	24,430,508	10,625,326	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-

1 Shareholding position on December 31, 2022, according to Form CVM 44, considering only publicly-held holding companies, as provided for in the aforementioned CVM Resolution 44/21.

Note: None of the Company’s managers directly hold shares or quotas in subsidiaries or companies under common control with the Company. Their participation in these companies takes place only indirectly, through the shares held by them in the Company, which, in turn, holds an interest in these companies.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.14 - Pension plans

Body	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Number of members	9.33	7.00	3.00	19.33
Number of paid members	0	7.00	0	7.00
Plan name	N/A	Suzano Prev	N/A	-
Number of managers who meet the conditions to retire	N/A	2.00	N/A	2.00
Conditions for early retirement	N/A	Suzano Prev: Be at least 55 years old, at least 3 years at Suzano Prev and terminate the employment contract with the Company.	N/A	-
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	N/A	4,889,000.78	N/A	4,889,000.78
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	N/A	548,472.12	N/A	548,472.12

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Whether there is a possibility of early redemption and what are the conditions	N/A	Suzano Prev: Redemption may occur in whole or in part at any time, respecting the minimum grace period between redemptions of 60 days, as provided for in current legislation.	N/A	-

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.15. Maximum, minimum and average compensation

	Statutory Executive Board of Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of members	7.00	7.08	8.00	9.33	10.00	9.58	3.00	3.00	3.00
Number of paid members	7.00	7.08	8.00	9.33	10.00	9.58	3.00	3.00	3.00
Amount of the highest compensation (Reais)	23,840,344.33	22,595,979.76	22,112,160.86	8,247,041.76	8,247,041.76	8,247,042.26	395,040.00	352,800.00	317,280.00
Amount of the lowest compensation (Reais)	7,266,205.54	7,019,028.83	6,071,057.78	924,000.00	744,000.00	960,004.80	395,040.00	352,800.00	317,280.00
Average amount of compensation (Reais)	11,276,788.65	12,511,386.21	14,241,022.26	2,047,231.36	2,015,854.14	1,965,928.69	395,040.00	352,800.00	317,280.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Note

Statutory Executive Board of Officers
12/31/2022

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Board of Directors
12/31/2022

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Fiscal Council
12/31/2022

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.16. Compensation/indemnity mechanisms

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal from office or retirement.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.17. Percentage of related parties in the compensation

Body	Forecast for the Fiscal Year ending on 12/31/2023	Fiscal Year ended on 12/31/2022	Fiscal Year ended on 12/31/2021	Fiscal Year ended on 12/31/2020
Statutory Executive Board of Officers	-	-	-	-
Board of Directors	50.66%	52.71%	49.94%	55.06%
Fiscal Council	-	-	-	-
TOTAL	50.66%	52.71%	49.94%	55.06%

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.18 - Compensation – Other functions

The members of the Company’s bodies (Board of Directors, Committees, Executive Board of Officers and Fiscal Council) did not receive compensation in addition to the compensation related to the functions they occupy in the Company in the last 3 fiscal years, and there are no forecasts for the receipt of compensation beyond the compensation related to the functions they hold in the Company for the current fiscal year.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.19. Recognized compensation of controlling shareholder/subsidiary

Forecast for the fiscal year ending on 12/31/2023

●	Compensation received based on the office hold at the issuer:

There is no compensation to be received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●Compensation received as a result of participation in Boards of Directors/Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	-	-	-	-
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL1,232,459.05	BRL132,000.00	-	BRL1,364,459.05

Fiscal year ended on 12/31/2022

●	Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●Compensation received as a result of participation in Boards of Directors/Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 2,448,869.53	-	-	BRL 2,448,869.53
Issuer’s subsidiaries	-	-	-	-

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Companies under common control	BRL 716,666.66	BRL 132,000.00	-	BRL 848,666.66

Fiscal year ended on 12/31/2021

●	Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●Compensation received as a result of participation in Boards of Directors/Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,445,300.53	-	-	BRL 3,445,300.53
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 43,200.00	BRL 132,000.00	-	BRL 175,200.00

Fiscal year ended on 12/31/2020

●	Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●Compensation received as a result of participation in Boards of Directors/Executive Board of the respective companies:
	Board of Directors (1)	Statutory Executive Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,403,536.48	-	-	BRL 3,403,536.48

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

8.20. Other Material Information

All material and pertinent information on this topic was disclosed in the items above.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

VII.	Details of the Bylaws’ amendments’ origin and justifications, analyzing its legal and economic effects (Section 12 – CVM Resolution No. 81/22)

COMPARATIVE CHART OF AMENDMENTS TO THE BYLAWS

Current Bylaws	Proposed Bylaws	Amendments – Origin, Justification and Analysis of Effects

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$ 9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book entry type, with no par value.

Article 5 – The Company’s share capital, fully subscribed and paid-in, amounts to nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book-entry and without par value.

The update of the share capital seeks to reflect the cancellation of treasury shares, without reducing the value of the share capital, approved by the Company’s Board of Directors on February 28, 2023.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

VIII.	Highlight of the amendments made to the Bylaws and Consolidated Bylaws (Section 12 - CVM Resolution No. 81/22)

BYLAWS

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

BYLAWS

CHAPTER I

NAME, HEAD OFFICE, DURATION AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)	manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(b)	formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)	provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)	transportation, by itself or by third parties;

(e)	holding interest as a partner or shareholder in any other company or project;

(f)	operation of port terminals;

(g)	generation and sale of electricity;

(h)	rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)	rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)	operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The ~~capital stock of the~~ Company’s share capital, fully subscribed and paid-in, amounts to~~is of~~ nine billion, two hundred ~~and~~ sixty-nine million, two hundred ~~and~~ eighty one thousand, four hundred ~~and~~ twenty four reais and sixty- three cents (BRL ~~R$~~9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615)~~one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584)~~ common shares, all registered,~~nominative and~~ book- entry type~~,~~ and without ~~no~~ par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

(a)to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(c)to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)to monitor and evaluate the economic and financial performance of the Company;

(j)to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(l)subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2)to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(p.6)to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s)if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)	to represent the Board of Directors in dealings with other parties;

(b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)	to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)	of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

(a)	to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)	to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)	to produce monthly interim financial statements and deliver them to the Board of Directors;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(d)	to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)	to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

(f)	to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)	to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)	to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)	to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)	to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)	in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)	representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)	representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a)	without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)	to represent the Company in its public and private relationships at high level;

(c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)	to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)	to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)	to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)	to propose to the Board of Directors:

(h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)	acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four – The SAC shall have the following duties:

(a)	evaluate the quarterly financial information, interim financial statements and financial statements;

(b)	supervise the financial area;

(c)	ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)	ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)	establish with the independent audit the work plan and the fee proposal;

(f)	issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g)	interact with the independent audit on matters related to the audit procedure;

(h)	evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)	evaluate and monitor the Company’s risk exposures.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)	a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)	the amounts allocated to Contingency Reserves, if constituted;

(c)	the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d)	the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)	declare a semi-annual dividend, on account of the annual dividend;

(b)	raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a)	"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b)	“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c)	“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(d)	“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e)	“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

(f)	“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)	Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b)	one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX

SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

CHAPTER X

PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AESM dated as of April 26, 2023

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special,  of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

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